Statement of Management’s Responsibility
for Financial Information

The management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by the Office of the Superintendent of Financial Institutions Canada, our regulator.
          The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.
          The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.
          The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.
          In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
          As at October 31, 2010, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA as required in Canada under National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and with the SEC as required in the United States under the Securities Exchange Act of 1934.
          In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s system of internal controls is set forth below.
          The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant Committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
          The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant committees to discuss audit, financial reporting and related matters.

William A. Downe	Russel C. Robertson	Canada
President and Chief Executive Officer	Chief Financial Officer	December 7, 2010

108  BMO Financial Group 193rd Annual Report 2010

Shareholders’ Auditors’ Reports

To the Shareholders of Bank of Montreal
We have audited the consolidated balance sheets of Bank of Montreal (the “bank”) as at October 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2010. These financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 7, 2010

To the Shareholders and Board of Directors
of Bank of Montreal
We have audited Bank of Montreal’s (the “bank”) internal control over financial reporting as of October 31, 2010, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 74 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the bank’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, the bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by COSO.
          We also have conducted audits of the consolidated financial statements of the bank for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 7, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 7, 2010

BMO Financial Group 193rd Annual Report 2010  109

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2010	2009

Assets
Cash and Cash Equivalents (Note 2)	$17,368	$9,955

Interest Bearing Deposits with Banks (Note 2)	3,186	3,340

Securities (Note 3)
Trading	71,710	59,071
Available-for-sale	50,543	50,257
Other	1,146	1,485

	123,399	110,813

Securities Borrowed or Purchased Under Resale Agreements (Note 4)	28,102	36,006

Loans (Notes 4 and 8)
Residential mortgages	48,715	45,524
Consumer instalment and other personal	51,159	45,824
Credit cards	3,308	2,574
Businesses and governments	68,338	68,169

	171,520	162,091
Customers’ liability under acceptances	7,001	7,640
Allowance for credit losses	(1,878)	(1,902)

	176,643	167,829

Other Assets
Derivative instruments (Note 10)	49,759	47,898
Premises and equipment (Note 11)	1,560	1,634
Goodwill (Note 13)	1,619	1,569
Intangible assets (Note 13)	812	660
Other (Note 14)	9,192	8,754

	62,942	60,515

Total Assets	$411,640	$388,458

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$19,435	$22,973
Businesses and governments	130,773	113,738
Individuals	99,043	99,445

	249,251	236,156

Other Liabilities
Derivative instruments (Note 10)	47,970	44,765
Acceptances (Note 16)	7,001	7,640
Securities sold but not yet purchased (Note 16)	16,438	12,064
Securities lent or sold under repurchase agreements (Note 16)	47,110	46,312
Other (Note 16)	17,414	15,938

	135,933	126,719

Subordinated Debt (Note 17)	3,776	4,236

Capital Trust Securities (Note 18)	800	1,150

Shareholders’ Equity
Share capital (Note 20)	9,498	8,769
Contributed surplus	92	79
Retained earnings	12,848	11,748
Accumulated other comprehensive loss	(558)	(399)

	21,880	20,197

Total Liabilities and Shareholders’ Equity	$411,640	$388,458

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

110  BMO Financial Group 193rd Annual Report 2010

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2010	2009	2008

Interest, Dividend and Fee Income
Loans	$7,270	$7,960	$10,614
Securities (Note 3)	2,134	2,427	3,191
Deposits with banks	74	186	930

	9,478	10,573	14,735

Interest Expense
Deposits	2,362	4,041	7,341
Subordinated debt	119	135	222
Capital trust securities and preferred shares (Notes 18 and 20)	71	80	91
Other liabilities	691	747	2,009

	3,243	5,003	9,663

Net Interest Income	6,235	5,570	5,072
Provision for credit losses (Note 4)	1,049	1,603	1,330

Net Interest Income After Provision for Credit Losses	5,186	3,967	3,742

Non-Interest Revenue
Securities commissions and fees	1,048	973	1,105
Deposit and payment service charges	802	820	756
Trading revenues	504	723	546
Lending fees	572	556	429
Card fees	233	121	291
Investment management and custodial fees	355	344	339
Mutual fund revenues	550	467	589
Securitization revenues (Note 8)	678	929	513
Underwriting and advisory fees	445	397	353
Securities gains (losses), other than trading (Note 3)	150	(354)	(315)
Foreign exchange, other than trading	93	53	80
Insurance income	321	295	237
Other	224	170	210

	5,975	5,494	5,133

Net Interest Income and Non-Interest Revenue	11,161	9,461	8,875

Non-Interest Expense
Employee compensation (Notes 22 and 23)	4,364	4,385	3,976
Premises and equipment (Note 11)	1,343	1,281	1,241
Amortization of intangible assets (Note 13)	203	203	183
Travel and business development	343	309	328
Communications	229	221	202
Business and capital taxes	52	44	42
Professional fees	372	362	384
Other	684	576	538

	7,590	7,381	6,894

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	3,571	2,080	1,981
Provision for (recovery of) income taxes (Note 24)	687	217	(71)

	2,884	1,863	2,052
Non-controlling interest in subsidiaries (Notes 16 and 18)	74	76	74

Net Income	$2,810	$1,787	$1,978

Preferred share dividends (Note 20)	$136	$120	$73
Net income available to common shareholders	$2,674	$1,667	$1,905
Average common shares (in thousands)	559,822	540,294	502,062
Average diluted common shares (in thousands)	563,125	542,313	506,697

Earnings Per Share (Canadian $) (Note 25)
Basic	$4.78	$3.09	$3.79
Diluted	4.75	3.08	3.76
Dividends Declared Per Common Share	2.80	2.80	2.80

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 193rd Annual Report 2010  111

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2010	2009	2008

Net income	$2,810	$1,787	$1,978
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	35	554	(109)
Net change in unrealized gains (losses) on cash flow hedges	48	(244)	424
Net gain (loss) on translation of net foreign operations	(242)	(458)	967

Total Comprehensive Income	$2,651	$1,639	$3,260

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2010	2009	2008

Preferred Shares (Note 20)
Balance at beginning of year	$2,571	$1,746	$1,196
Issued during the year	–	825	550

Balance at End of Year	2,571	2,571	1,746

Common Shares (Note 20)
Balance at beginning of year	6,198	4,773	4,411
Issued during the year	–	1,000	–
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	537	338	122
Issued under the Stock Option Plan (Note 20)	192	87	60
Issued on the acquisition of a business	–	–	180

Balance at End of Year	6,927	6,198	4,773

Treasury Shares (Note 20)	–	–	(65)

Contributed Surplus
Balance at beginning of year	79	69	58
Stock option expense/exercised (Note 22)	13	8	11
Premium on treasury shares	–	2	–

Balance at End of Year	92	79	69

Retained Earnings
Balance at beginning of year	11,748	11,632	11,166
Net income	2,810	1,787	1,978
Dividends – Preferred shares (Note 20)	(136)	(120)	(73)
– Common shares (Note 20)	(1,571)	(1,530)	(1,410)
Share issue expense	(3)	(32)	(10)
Treasury shares	–	11	(19)

Balance at End of Year	12,848	11,748	11,632

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of year	480	(74)	35
Unrealized gains (losses) on available-for-sale securities arising during the year (net of income tax (provision) recovery of $(21), $(253) and $137)	108	491	(280)
Reclassification to earnings of (gains) losses in the year (net of income tax (provision) recovery of $25, $(26) and $(84))	(73)	63	171

Balance at End of Year	515	480	(74)

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	14	258	(166)
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $(69), $64 and $(173))	154	(153)	363
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax (provision) recovery of $48, $44 and $(31))	(106)	(91)	61

Balance at End of Year	62	14	258

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year	(893)	(435)	(1,402)
Unrealized gain (loss) on translation of net foreign operations	(725)	(1,331)	2,726
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(206), $(382) and $881)	483	873	(1,759)

Balance at End of Year	(1,135)	(893)	(435)

Total Accumulated Other Comprehensive Loss	(558)	(399)	(251)

Total Shareholders’ Equity	$21,880	$20,197	$17,904

The accompanying notes are an integral part of these consolidated financial statements.

112  BMO Financial Group 193rd Annual Report 2010

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2010	2009	2008

Cash Flows from Operating Activities
Net income	$2,810	$1,787	$1,978
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	40	301	324
Net (gain) loss on securities, other than trading (Note 3)	(190)	53	(9)
Net (increase) decrease in trading securities	(13,707)	7,207	8,275
Provision for credit losses	1,049	1,603	1,330
(Gain) on sale of securitized loans (Note 8)	(496)	(700)	(420)
Change in derivative instruments – (Increase) decrease in derivative asset	(2,803)	14,010	(29,370)
– Increase (decrease) in derivative liability	4,775	(9,510)	20,645
Amortization of premises and equipment (Note 11)	267	269	252
(Gain) on sales of land and buildings	(4)	(10)	(13)
Amortization of intangible assets	203	203	183
Net (increase) decrease in future income taxes	(62)	186	(157)
Net (increase) decrease in current income taxes	(229)	296	(314)
Change in accrued interest – (Increase) decrease in interest receivable	(75)	387	303
– (Decrease) in interest payable	(119)	(492)	(351)
Changes in other items and accruals, net	1,957	(2,796)	1,590

Net Cash Provided by (Used in) Operating Activities	(6,584)	12,794	4,246

Cash Flows from Financing Activities
Net increase (decrease) in deposits	16,762	(11,149)	(1,412)
Net increase (decrease) in securities sold but not yet purchased	4,662	(6,446)	(7,251)
Net increase (decrease) in securities lent or sold under repurchase agreements	2,043	17,467	(3,731)
Net increase (decrease) in liabilities of subsidiaries	(10)	(113)	2,045
Repayment of subordinated debt (Note 17)	(500)	(140)	(150)
Proceeds from issuance of subordinated debt (Note 17)	–	–	900
Redemption of preferred share liability (Note 20)	–	(250)	–
Proceeds from issuance of preferred shares (Note 20)	–	825	550
Proceeds from issuance of common shares (Note 20)	197	1,087	60
Redemption of Capital Trust Securities (Note 18)	(350)	–	–
Share issue expense	(3)	(32)	(10)
Cash dividends paid	(1,175)	(1,312)	(1,361)

Net Cash Provided by (Used in) Financing Activities	21,626	(63)	(10,360)

Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	383	8,656	10,077
Purchases of securities, other than trading	(28,587)	(41,041)	(21,303)
Maturities of securities, other than trading	13,879	10,800	16,984
Proceeds from sales of securities, other than trading	15,329	18,917	8,268
Net (increase) in loans	(17,531)	(3,107)	(28,507)
Proceeds from securitization of loans (Note 8)	4,279	6,796	11,448
Net (increase) decrease in securities borrowed or purchased under resale agreements	6,725	(10,985)	14,665
Proceeds from sales of land and buildings	5	17	19
Premises and equipment – net purchases	(207)	(204)	(285)
Purchased and developed software – net purchases	(274)	(176)	(164)
Acquisitions (Note 12)	(1,029)	(328)	(155)

Net Cash Provided by (Used in) Investing Activities	(7,028)	(10,655)	11,047

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(601)	(1,255)	551

Net Increase in Cash and Cash Equivalents	7,413	821	5,484
Cash and Cash Equivalents at Beginning of Year	9,955	9,134	3,650

Cash and Cash Equivalents at End of Year	$17,368	$9,955	$9,134

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$16,693	$8,656	$6,936
Cheques and other items in transit, net	675	1,299	2,198

	$17,368	$9,955	$9,134

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$3,371	$5,507	$9,900
Amount of income taxes paid (refunded) in the year	$897	$(232)	$456

The accompanying notes are an integral part of these consolidated financial statements.

  BMO Financial Group 193rd Annual Report 2010  113

Notes to Consolidated Financial Statements
Note 1: Basis of Presentation
We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the office of the Superintendent of Financial Institutions Canada (“OSFI”). We have included certain risk disclosures on pages 80 to 87 in the 2010 Management’s Discussion and Analysis. To clearly identify these disclosures, which form an integral part of these consolidated financial statements, they are presented in a blue-tinted font (text and tables).
          We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 30. In addition, our consolidated financial statements comply with certain disclosure requirements of United States GAAP and the United States Securities and Exchange Commission (“SEC”) that are applicable to us.
Basis of Consolidation
We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
           We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.
           We hold interests in variable interest entities, which we consolidate where we are the primary beneficiary. These are more fully described in Note 9.
Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
           Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive loss on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive loss on translation of net foreign operations, are recorded as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
           From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies.
Realized and unrealized gains and losses on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	114	18	Capital Trust Securities	142
2	Cash Resources and		19	Interest Rate Risk	143
	Interest Bearing		20	Share Capital	145
	Deposits with Banks	116	21	Capital Management	147
3	Securities	116	22	Employee Compensation –
4	Loans, Customers’ Liability			Stock-Based Compensation	147
	under Acceptances and		23	Employee Compensation –
	Allowance for Credit Losses	120		Pension and Other
5	Other Credit Instruments	122		Employee Future Benefits	149
6	Risk Management	122	24	Income Taxes	155
7	Guarantees	125	25	Earnings Per Share	156
8	Asset Securitization	126	26	Operating and Geographic
9	Variable Interest Entities	128		Segmentation	157
10	Derivative Instruments	130	27	Related Party Transactions	159
11	Premises and Equipment	137	28	Contingent Liabilities	159
12	Acquisitions	137	29	Fair Value of
13	Goodwill and Intangible Assets	138		Financial Instruments	160
14	Other Assets	139	30	Reconciliation of Canadian
15	Deposits	140		and United States
16	Other Liabilities	141		Generally Accepted
17	Subordinated Debt	142		Accounting Principles	165
Changes in Accounting Policy
During the 2010 fiscal year, there were no changes in Canadian GAAP accounting policies or disclosure requirements. Changes in accounting policies that resulted from changes by Canadian standard setters in 2009 are disclosed as follows: financial instruments – Notes 3 and 4; and goodwill and intangible assets – Note 13. New disclosures that resulted from changes by Canadian standard setters in 2009 are presented as follows: risk management – Note 6; and financial instruments disclosures – Note 29.
Future Changes in Accounting Policy
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis.
           We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (“transition date”). Prior to our transition date, we will begin to address IFRS disclosure requirements, where appropriate. We have enhanced our disclosure in Note 12 – Acquisitions; Note 22 – Employee Compensation – Stock-Based Compensation; and Note 23 – Employee Compensation – Pension and Other Employee Future Benefits to include certain IFRS disclosure requirements.

114   BMO Financial Group 193rd Annual Report 2010

           The differences between the bank’s accounting policies and IFRS requirements, combined with our decisions on the optional IFRS 1 exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. Precisely quantifying all of the impacts that will result from adopting IFRS will be subject to the completion of all our project work streams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS 1, and the prevailing market conditions and economic circumstances at the time of transition.
           Based on our analysis to date, certain of the more significant changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations.
           The differences described in the sections that follow are based on Canadian GAAP and IFRS that are in effect as of this date. This should not be considered a comprehensive list of the main accounting changes when we adopt IFRS.
Pension and Other Employee Future Benefits
Under the IFRS employee benefits standard (IAS 19), we will continue to record pension and other employee future benefits expense as cost of benefits earned in the year plus the interest cost on the obligation, net of the expected return on assets. IFRS provides two alternatives for how to account for the unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations (“market-related amounts”). We can either record these market-related amounts directly in equity or defer them on our balance sheet and amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over a period of approximately 12 years. We currently follow the second alternative. We have not yet finalized our decision on which alternative to elect for the accounting of market-related amounts. Additional information on our pension and other employee future benefits is included in Note 23.
           On transition to IFRS, we can either recalculate pension expense back to inception of the plans as though we had always applied the IFRS pension requirements or, alternatively, record market-related amounts that exist on November 1, 2010 directly in retained earnings (“fresh start method”).
           Should the bank elect the fresh start method, the impact on the bank’s balance sheet would be a reduction in opening retained earnings of approximately $1,200 million, a decrease in other assets of approximately $1,600 million and a decrease in other liabilities of approximately $400 million on November 1, 2010, the beginning of our comparative year. Adopting this alternative would also result in reduced pension expense in future years since any deferred losses that exist on October 31, 2010 would not be amortized to pension expense.
           We have not yet finalized our decision on whether to elect the fresh start method as permitted under IFRS.
Asset Securitization
We have substantially completed our assessment of certain of our significant asset securitization programs and whether the loans and mortgages sold through these programs qualify for off-balance sheet treatment under IFRS. The assessment included our Canadian credit card loans and Canadian mortgage loans sold to the bank’s securitization vehicles and to the Canada Mortgage Bond program, a third-party securitization program. We assessed whether the loans and mortgages qualify for off-balance sheet treatment based on the transfer of the risks and rewards, as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Based on the analysis completed to date, our preliminary conclusion is that the loans or mortgages sold under these securitization programs will not qualify for off-balance sheet recognition under IFRS. Under Canadian GAAP, the mortgages and loans sold through these programs are removed from our balance sheet. Additional information on our asset securitization vehicles is included in Note 8.
           If the securitized assets sold to the securitization vehicles noted in the preceding paragraph were to be recognized on the bank’s balance sheet, assets and liabilities would increase by approximately $18 billion and opening retained earnings would be reduced by less than $100 million on November 1, 2010, the beginning of our comparative year. The reduction in retained earnings primarily represents the reversal of the gain on sale previously recognized in earnings. In addition, the interest and fees collected from customers, net of the yield paid to investors in the securitization vehicle, would be recorded in net interest income using the effective interest rate method over the term of the securitization and credit losses associated with loans and mortgages would be recorded in the provision for credit losses.
           We have not completed our assessment of the asset securitization activity associated with selling the bank’s Canadian mortgage loans to certain other third-party asset securitization programs.
Consolidation
We have substantially completed our assessment of whether we are required to consolidate our credit protection vehicle and our structured investment vehicles when we transition to IFRS. We assessed the consolidation requirement based on whether the bank would in substance control the vehicles, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our analysis considered whether the activities of the vehicles are conducted on behalf of the bank, the bank’s exposure to the risks and benefits, its decision-making powers over the vehicles, and whether these considerations demonstrate that the bank in substance controls the vehicles and therefore must consolidate them.
           Information on these vehicles, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9.
Credit Protection Vehicle
Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate this vehicle, as our analysis indicates that the bank in substance controls this vehicle based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate this vehicle.
           Consolidation of this vehicle would impact the bank’s balance sheet, increasing assets and liabilities by approximately $500 million on November 1, 2010, the beginning of our comparative year. Our estimate incorporates the elections permitted under IFRS to fair value certain assets and liabilities of the credit protection vehicle, with changes in the fair value recorded in income as they occur.
Structured Investment Vehicles (“SIVs”)
Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate the SIVs, as our analysis indicates that the bank in substance controls the SIVs based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate the SIVs.
           Consolidation of the SIVs would impact the bank’s balance sheet, increasing assets and liabilities on the bank’s balance sheet by approximately $200 million on November 1, 2010, the beginning of our comparative year. This represents the amount by which the assets of the SIVs exceed the amount drawn on the loan facility the bank has made available to the SIVs as of November 1, 2010. Our estimate incorporates the election permitted under IFRS to fair value the assets and liabilities of the SIVs, with changes in the fair value recorded in income as they occur.

BMO Financial Group 193rd Annual Report 2010  115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          We do not expect consolidation of these vehicles would result in any significant adjustment to opening retained earnings.
          We have not completed our assessment of our U.S. customer securitization vehicle and our Canadian customer securitization vehicles and other less significant VIEs.
Accumulated Other Comprehensive Loss on
Translation of Foreign Operations
On transition to IFRS, we can either recalculate translation differences on an IFRS basis as though we had always applied the IFRS requirements, or reset the accumulated other comprehensive loss on translation of net foreign operations to zero. We expect to elect to reset our accumulated other comprehensive loss on translation of net foreign operations to zero. The impact on the bank’s balance sheet will be an increase of $1,100 million in accumulated other comprehensive income and a corresponding reduction in retained earnings of approximately $1,100 million on November 1, 2010, the beginning of our comparative year.
Use of Estimates
In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities for which we must make estimates include: measurement of other than temporary impairment – Note 3; valuation of securities at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 8; consolidation of variable interest entities – Note 9; valuation of derivative instruments at fair value – Note 10; goodwill and intangible assets – Note 13; insurance-related liabilities – Note 16; pension and other employee future benefits – Note 23; income taxes – Note 24; contingent liabilities – Note 28; and fair value of financial instruments – Note 29. If actual results differ from the estimates, the impact would be recorded in future periods.

Note 2: Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2010	2009

Cash and deposits with Bank of Canada and other banks	16,693	8,656
Cheques and other items in transit, net	675	1,299

Total cash and cash equivalents	17,368	9,955

Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $461 million as at October 31, 2010 ($326 million as at October 31, 2009).
Interest Bearing Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities
Changes in Accounting Policy
On August 20, 2009, the Canadian Institute of Chartered Accountants (“CICA”) released new accounting requirements relating to the classification and measurement of financial assets. The new standard redefined loans and receivables to include all non-derivative financial assets with fixed or determinable repayment terms which are not quoted in an active market. The standard also permits reclassification of available-for-sale securities to loans when there is no active market. Impairment on the reclassified debt securities will be calculated in a manner consistent with our loan portfolio, based on our assessment of the recoverability of principal and interest.
          This change in accounting policy does not have any impact on our results of operations or financial position since we were not required to and did not elect to transfer any available-for-sale securities to loans.
          During October 2008, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement”, section 3861 “Financial Instruments – Disclosure and Presentation” and section 3862 “Financial Instruments – Disclosure”. The amendments permit, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. It also permits the reclassification of certain available-for-sale loans to loans and receivables.
          We elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time. In accordance with the amendments, we recognized the transfers at the fair value of the securities on August 1, 2008.
A continuity of the transferred securities is as follows:

For the year ended October 31 (Canadian $ in millions)	2010	2009

Fair value of securities at beginning of year	1,378	1,955
Net (sales) purchases	(928)	(613)
Change in fair value recorded in other comprehensive income	55	232
Other than temporary impairment recorded in income	(17)	(99)
Impact of foreign exchange	(53)	(97)

Fair value of securities at end of year	435	1,378

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 2% to 17%, with expected recoverable cash flows of $2.2 billion. Ranges of effective interest rates were determined based on weighted-average rates of the portfolios transferred.
          Fair value changes recorded in other comprehensive income would have resulted in a gain of $55 million being recorded in income for the year ended October 31, 2010 (gain of $232 million in 2009) if the securities had not been transferred from trading to available-for-sale. Interest and dividend income of $26 million related to the transferred securities was recorded in interest, dividend and fee income, securities in our Consolidated Statement of Income for the year ended October 31, 2010 ($57 million in 2009).

116  BMO Financial Group 193rd Annual Report 2010

Securities
Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:
Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.
Fair Value Option
Securities designated as trading under the fair value option are financial instruments that may be accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated as trading under the fair value option must have reliably measurable fair value and satisfy one of the following criteria established by OSFI: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis, (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis, or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise be required to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated when they are acquired, and the designation is irrevocable. These securities would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.
           Securities held by our insurance subsidiaries that support our insurance liabilities are designated as trading securities under the fair value option. Since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at October 31, 2010 was $4,153 million ($3,167 million in 2009). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of $298 million for the year ended October 31, 2010 (increase of $415 million in 2009).
Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.
          Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on available-for-sale securities in our Consolidated Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary. Gains and losses on disposal and other than temporary impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. We have not classified any of our securities as held-to-maturity. Available-for-sale securities whose sale is restricted are recorded at amortized cost.
          Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated as trading securities under the fair value option as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.
Merchant banking investments, which are included in other securities in our Consolidated Balance Sheet, are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains (losses), other than trading as they occur.
Transaction costs for non-trading securities are expensed.
We account for all of our securities transactions using settlement date accounting on our Consolidated Balance Sheet. For securities classified or designated as trading, changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.
Impairment Review
We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.
          In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our intention or obligation to sell the investment before any anticipated recovery. If the decline is considered not to be temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.
          For debt securities classified as available-for-sale, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value.
          As at October 31, 2010, we had 118 available-for-sale securities (250 in 2009) with unrealized losses totalling $25 million (unrealized losses of $199 million in 2009). Of these available-for-sale securities, 54 have been in an unrealized loss position continuously for more than one year (93 in 2009), amounting to an unrealized loss position of $10 million (unrealized loss position of $74 million in 2009). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or over-collateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors and our intention to not sell these securities before any anticipated recovery, we have determined that the unrealized losses are temporary in nature.
We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2010 or 2009, was greater than 10% of our shareholders’ equity.
Included in other securities are investments where we exert significant influence, but not control, of $196 million and $613 million as at October 31, 2010 and 2009, respectively.
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same. In limited circumstances, we use internal models where the inputs are not based on observable market data. Further discussion of fair value measurement is included in Note 29.

BMO Financial Group 193rd Annual Report 2010  117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Term to maturity					2010	2009
	Within	1 to 3	3 to 5	5 to 10	Over 10
	1 year	years	years	years	years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,239	5,667	3,899	1,245	1,954	16,004	16,607
Canadian provincial and municipal governments	466	336	418	1,273	1,422	3,915	2,882
U.S. federal government	1,685	1,987	413	2,182	1,793	8,060	3,021
U.S. states, municipalities and agencies	796	1	5	58	194	1,054	756
Other governments	–	364	883	118	–	1,365	1,712
Mortgage-backed securities and collateralized mortgage obligations	–	3	10	164	893	1,070	1,026
Corporate debt	2,420	1,905	2,379	1,785	3,883	12,372	11,082
Corporate equity (1)	–	–	–	–	27,870	27,870	21,985

Total trading securities (3)	8,606	10,263	8,007	6,825	38,009	71,710	59,071

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	2,063	6,379	4,774	1,148	87	14,451	17,263
Fair value	2,071	6,516	4,836	1,189	89	14,701	17,359
Yield (%)	2.58	3.41	2.29	3.75	3.35	2.95	2.35
Canadian provincial and municipal governments
Amortized cost	65	911	455	63	129	1,623	1,638
Fair value	65	950	472	63	145	1,695	1,688
Yield (%)	1.34	1.93	2.03	3.77	4.25	2.19	2.12
U.S. federal government
Amortized cost	2,122	255	–	3,062	1	5,440	1,136
Fair value	2,122	264	–	3,271	1	5,658	1,111
Yield (%)	0.18	1.21	–	3.00	4.90	1.82	0.20
U.S. states, municipalities and agencies
Amortized cost	1,505	1,408	557	499	213	4,182	5,993
Fair value	1,509	1,428	571	527	222	4,257	6,088
Yield (%)	1.45	2.63	1.39	5.86	6.02	2.60	2.48
Other governments
Amortized cost	4,482	5,036	494	1	–	10,013	8,182
Fair value	4,482	5,062	497	1	–	10,042	8,229
Yield (%)	2.60	2.18	0.64	5.54	–	2.29	0.53
Mortgage-backed securities and collateralized mortgage obligations – Canada (2)
Amortized cost	4	913	7,021	–	7	7,945	9,331
Fair value	5	945	7,272	–	7	8,229	9,578
Yield (%)	6.10	1.45	2.50	–	6.49	2.38	4.68
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	11	–	21	204	416	652	789
Fair value	11	–	21	217	434	683	817
Yield (%)	3.96	–	3.97	4.62	4.12	4.27	4.52
Corporate debt
Amortized cost	1,168	1,939	981	126	262	4,476	4,414
Fair value	1,172	2,026	1,000	133	261	4,592	4,537
Yield (%)	1.87	3.10	2.05	5.28	4.88	2.71	2.21
Corporate equity (1)
Amortized cost	9	119	93	6	435	662	856
Fair value	14	126	98	6	442	686	850
Yield (%)	4.65	4.46	3.19	0.84	1.36	2.21	2.53

Total cost or amortized cost (4)	11,429	16,960	14,396	5,109	1,550	49,444	49,602

Total fair value	11,451	17,317	14,767	5,407	1,601	50,543	50,257

Yield (%)	1.92	2.73	2.28	3.58	3.71	2.53	2.48

Other Securities
Carrying value	158	172	158	312	346	1,146	1,485
Fair value	158	172	158	312	380	1,180	1,503

Total cost or amortized cost of securities	20,193	27,395	22,561	12,246	39,905	122,300	110,158

Total carrying value of securities	20,215	27,752	22,932	12,544	39,956	123,399	110,813

Total by Currency (in Canadian $ equivalent)
Canadian dollar	8,013	17,035	19,204	4,909	26,372	75,533	74,249
U.S. dollar	7,723	8,673	3,379	7,471	13,427	40,673	30,015
Other currencies	4,479	2,044	349	164	157	7,193	6,549

Total securities	20,215	27,752	22,932	12,544	39,956	123,399	110,813

   (1) For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
   (2) These amounts are supported by insured mortgages.
   (3) As at October 31, 2008, the total carrying value for trading securities is $66,032 million, with $9,537 million and $125 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.
   (4) As at October 31, 2008, the total carrying value for available-for-sale securities is $32,236 million, with $2,256 million and $8,075 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

118  BMO Financial Group 193rd Annual Report 2010

Unrealized Gains and Losses
(Canadian $ in millions)	Available-for-sale securities			2010		Available-for-sale securities		2009
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Issued or guaranteed by:
Canadian federal government	14,451	251	1	14,701	17,263	167	71	17,359
Canadian provincial and municipal governments	1,623	74	2	1,695	1,638	50	–	1,688
U.S. federal government	5,440	218	–	5,658	1,136	1	26	1,111
U.S. states, municipalities and agencies	4,182	77	2	4,257	5,993	98	3	6,088
Other governments	10,013	32	3	10,042	8,182	53	6	8,229
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	7,945	284	–	8,229	9,331	247	–	9,578
Mortgage-backed securities and collateralized mortgage obligations – U.S.	652	31	–	683	789	28	–	817
Corporate debt (2)	4,476	130	14	4,592	4,414	184	61	4,537
Corporate equity (2)	662	27	3	686	856	26	32	850

Total	49,444	1,124	25	50,543	49,602	854	199	50,257

(1) These amounts are supported by insured mortgages.
(2) Included in unrealized gains (losses) in 2010 are gains of $9 million in corporate debt (gains of $60 million in 2009) and gains of $2 million in corporate equity
(losses of $13 million in 2009) related to securities transferred from trading effective August 1, 2008.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Unrealized Losses	Available-for-sale securities						Available-for-sale securities
(Canadian $ in millions)	in an unrealized loss position for				2010		in an unrealized loss position for				2009
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross		Gross		Gross		Gross		Gross		Gross
	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair
	losses	value	losses	value	losses	value	losses	value	losses	value	losses	value

Issued or guaranteed by:
Canadian federal government	1	326	–	–	1	326	65	3,102	6	316	71	3,418
Canadian provincial and municipal governments	2	253	–	–	2	253	–	30	–	–	–	30
U.S. federal government	–	666	–	–	–	666	12	15	14	2	26	17
U.S. states, municipalities and agencies	2	340	–	159	2	499	1	510	2	861	3	1,371
Other governments	–	1,154	3	3,189	3	4,343	5	1,587	1	309	6	1,896
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	–	–	–	–	–	–	8	–	2	–	10
Mortgage-backed securities and collateralized mortgage obligations – U.S.	–	19	–	2	–	21	–	–	–	–	–	–
Corporate debt	10	717	4	488	14	1,205	27	889	34	880	61	1,769
Corporate equity	–	–	3	30	3	30	15	38	17	45	32	83

Total	15	3,475	10	3,868	25	7,343	125	6,179	74	2,415	199	8,594

(1) These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2010	2009	2008

Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities	1,305	1,424	1,459
Available-for-sale securities	773	933	1,667
Other securities	56	70	65

	2,134	2,427	3,191

Non-Interest Revenue
Available-for-sale securities
Gross realized gains	132	148	99
Gross realized losses	(5)	(69)	(106)
Other securities, net realized and unrealized gains (losses)	63	(132)	16
Net impairment write-downs	(40)	(301)	(324)

Securities gains (losses), other than trading (1)	150	(354)	(315)

Trading securities, net realized and unrealized gains (losses) (1)(2)	482	609	(718)

Total income from securities	2,766	2,682	2,158

(1)   The following income related to our insurance operations was included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $202 million in 2010, $109 million in 2009 and $15 million in 2008.
Securities gains (losses), other than trading of $3 million in 2010, $9 million in 2009 and $nil in 2008.

Trading securities, net realized and unrealized gains (losses) of $306 million in 2010, $418 million in 2009 and $nil in 2008.
(2) $27 million of net unrealized losses are related to trading securities still held as at October 31, 2010 ($18 million in 2009 and $nil in 2008).

BMO Financial Group 193rd Annual Report 2010  119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses
Change in Accounting Policy
During August 2009, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement” on the classification and measurement of financial assets. For details of the impact of our adoption of this new standard, see Note 3.
Loans
Loans are recorded at amortized cost using the effective interest method. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan. The treatment of interest income for impaired loans is described below.
          We amortize deferred loan origination costs using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income varies over the term of the loan based on the principal outstanding.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.
Lending Fees
The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees to a certain threshold are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
          Fees earned are recorded in lending fees in our Consolidated Statement of Income.
Impaired Loans
We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.
          Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.
          We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
          Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of

120  BMO Financial Group 193rd Annual Report 2010

collection costs, principal and any previous write-offs or allowances, and any amounts remaining are then recorded as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
          A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
          From time to time we restructure loans, classified as impaired, due to the poor financial condition of the borrower. If they are no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
          The allowance comprises the following two components:
Specific Allowances
These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
          To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets. For personal loans that are not individually assessed, specific provisions are calculated on a pooled basis, taking into account historical loss experience.
General Allowance
We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by OSFI.
          The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.
Provision for Credit Losses
Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

				Credit card, consumer
	Residential			instalment and other			Business and			Customers’ liability
(Canadian $ in millions)	mortgages			personal loans			government loans			under acceptances			Total

As at October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Gross loan balances at end of year	48,715	45,524	49,343	54,467	48,398	45,857	68,338	68,169	84,151	7,001	7,640	9,358	178,521	169,731	188,709

Specific allowance at beginning of year	33	13	14	51	2	1	507	411	142	5	–	–	596	426	157
Provision for credit losses	27	26	5	603	624	332	414	888	733	5	5	–	1,049	1,543	1,070
Recoveries	–	–	–	137	104	91	46	41	23	–	–	–	183	145	114
Write-offs	(8)	(6)	(6)	(744)	(679)	(422)	(464)	(807)	(542)	–	–	–	(1,216)	(1,492)	(970)
Foreign exchange and other	–	–	–	–	–	–	(22)	(26)	55	–	–	–	(22)	(26)	55

Specific allowance at end of year	52	33	13	47	51	2	481	507	411	10	5	–	590	596	426

General allowance at beginning of year	18	8	11	266	242	327	968	1,030	517	54	41	43	1,306	1,321	898
Provision for credit losses	4	10	(3)	49	24	(85)	(43)	13	350	(10)	13	(2)	–	60	260
Foreign exchange and other	–	–	–	25	–	–	(34)	(75)	163	–	–	–	(9)	(75)	163

General allowance at end of year	22	18	8	340	266	242	891	968	1,030	44	54	41	1,297	1,306	1,321

Total allowance	74	51	21	387	317	244	1,372	1,475	1,441	54	59	41	1,887	1,902	1,747

Allowance for other credit instruments (1)	–	–	–	–	–	–	9	–	–	–	–	–	9	–	–

Total allowance excluding other credit instruments	74	51	21	387	317	244	1,363	1,475	1,441	54	59	41	1,878	1,902	1,747

Net loan balances at end of year	48,641	45,473	49,322	54,080	48,081	45,613	66,975	66,694	82,710	6,947	7,581	9,317	176,643	167,829	186,962

(1) The allowance related to Other Credit Instruments is included in Other Liabilities.
Restructured loans of $53 million were classified as performing during the year ended October 31, 2010 ($9 million in 2009 and $3 million in 2008). Restructured loans of $1 million were written off during the year ended October 31, 2010 ($nil in 2009 and 2008).
Included in loans as at October 31, 2010 are $46,738 million ($49,508 million and $66,081 million in 2009 and 2008) of loans denominated in U.S. dollars and $1,469 million ($1,945 million and $2,608 million in 2009 and 2008) of loans denominated in other foreign currencies.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		General allowance		Net amount
	2010	2009	2010	2009	2010	2009	2010	2009
By geographic region (1):
Canada	134,569	121,089	257	241	595	589	133,717	120,259
United States	34,664	38,491	282	294	702	717	33,680	37,480
Other countries	9,288	10,151	42	61	–	–	9,246	10,090

Total	178,521	169,731	581	596	1,297	1,306	176,643	167,829

(1) Geographic region is based upon the country of ultimate risk.

(2)	2010 excludes allowance for Other Credit Instruments, which is included in Other Liabilities.

Impaired loans and acceptances, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (2)		Net of specific allowance
	2010	2009	2010	2009	2010	2009
Residential mortgages	279	269	52	33	227	236
Consumer instalment and other personal loans	457	342	47	51	410	291
Business and government loans	2,485	2,686	482	512	2,003	2,174

Total	3,221	3,297	581	596	2,640	2,701

By geographic region (1):
Canada	952	950	257	241	695	709
United States	2,187	2,161	282	294	1,905	1,867
Other countries	82	186	42	61	40	125

Total	3,221	3,297	581	596	2,640	2,701

(1)	Geographic region is based upon the country of ultimate risk.
(2)	2010 excludes allowance for Other Credit Instruments, which is included in Other Liabilities.
Foreclosed Assets
Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available.
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $154 million and $187 million as at October 31, 2010 and 2009, respectively.
Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.
          During the year ended October 31, 2010, we foreclosed on impaired loans and received $124 million in real estate properties that we classified as held for sale ($70 million in 2009). These properties are disposed of when market conditions are favourable.

BMO Financial Group 193rd Annual Report 2010  121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Impaired Loans
Our average gross impaired loans and acceptances were $3,255 million for the year ended October 31, 2010 ($2,850 million in 2009). Our average impaired loans, net of the specific allowance, were $2,589 million for the year ended October 31, 2010 ($2,325 million in 2009).
          During the years ended October 31, 2010, 2009 and 2008, we would have recorded additional interest income of $111 million,
$119 million and $102 million, respectively, if we had not classified any loans as impaired.
          Cash interest income of $2 million was recognized on impaired loans during the year ended October 31, 2010 ($nil in 2009 and 2008).
          During the year ended October 31, 2010, we recorded a loss of $4 million (loss of $24 million in 2009) on the sale of impaired loans.

Note 5: Other Credit Instruments
We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;

•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and

•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.
The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
          We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.
          Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2010	2009
	Contractual	Contractual
	amount	amount

Credit Instruments
Standby letters of credit and guarantees	10,163	11,384
Securities lending	2,094	445
Documentary and commercial letters of credit	1,272	1,422
Commitments to extend credit
– Original maturity of one year and under	22,393	28,438
– Original maturity of over one year	29,078	31,626

Total	65,000	73,315

Note 6: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 80 to 81 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.
Concentrations of Credit and Counterparty Risk
Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year-end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.
          From an industry viewpoint, our most significant exposure as at year-end was to the individual consumers, captured in the “individual sector”, comprising $136.8 billion.
Basel II Framework
We use the Basel II Framework for our capital management framework. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:
•	Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. Exposure at default for undrawn commitments is based on management’s best estimate.

•	Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. Exposure at default for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees and standby letters of credit and documentary credits. Exposure at default for other off-balance sheet items is based on management’s best estimate.

•	Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. Exposure at default for repo style transactions is the total amount drawn, adding back any write-offs.

•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

122  BMO Financial Group 193rd Annual Report 2010

Total non-trading exposure at default by industry, as at October 31, 2010 and 2009, based on the Basel II classification is as follows:

Credit Exposure by Industry
			Commitments					Other off-balance		Repo style
(Canadian $ in millions)	Drawn		(undrawn)		OTC derivatives			sheet items		transactions		Total
	2010	2009	2010	2009	2010	2009		2010	2009	2010	2009	2010	2009

Financial institutions	41,799	28,404	9,167	9,662	22	–		2,642	3,063	37,669	48,312	91,299	89,560
Governments	31,020	30,024	1,397	1,136	–	–		686	730	14,313	6,734	47,416	38,624
Manufacturing	6,829	8,017	5,629	6,455	33	–		1,085	1,417	–	–	13,576	15,889
Real estate	13,682	13,309	967	956	–	–		818	783	–	–	15,467	15,048
Retail trade	5,915	5,250	2,349	2,371	1	–		476	505	–	–	8,741	8,126
Service industries	12,239	12,808	3,729	4,116	39	–		2,268	2,224	67	206	18,342	19,354
Wholesale trade	4,351	4,063	2,089	2,102	12	–		466	741	–	–	6,918	6,906
Oil and gas	3,439	4,426	4,823	4,533	–	–		823	753	–	–	9,085	9,712
Individual	101,270	91,379	35,511	25,796	31	–		1	1	–	–	136,813	117,176
Others (1)	20,254	24,726	7,880	8,539	20	–		2,118	2,594	–	–	30,272	35,859

Total exposure at default	240,798	222,406	73,541	65,666	158	119	(2)	11,383	12,811	52,049	55,252	377,929	356,254

(1) Includes industries having a total exposure of less than 2%.
(2) Exposure by industry not available for 2009.

Additional information about our credit risk exposure by geographic region and product category is provided in Note 4.
Credit Quality
We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 81 of this report.
          Based on the Basel II classifications, the following tables present our retail and wholesale advanced internal ratings approach credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2010. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

	Drawn			Undrawn (1)			2010	2009
(Canadian $ in millions)	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign	Total exposure	Total exposure

Investment grade	11,545	35,139	67,000	673	26,436	1,490	142,283	119,200
Non-investment grade	1,633	18,447	271	59	6,792	1	27,203	42,012
Watchlist	10	2,343	–	–	678	–	3,031	2,666
Default	49	1,504	–	–	123	–	1,676	2,541

Total	13,237	57,433	67,271	732	34,029	1,491	174,193	166,419

(1) Included in the undrawn amounts are uncommitted exposures of $12,645 million.

    Retail Credit Drawn Exposure by Portfolio and Risk Rating

	Residential mortgages and				Other retail and retail small
(Canadian $ in millions)	home equity lines of credit		Qualifying revolving retail (1)		and medium-sized enterprises
	2010	2009	2010	2009	2010	2009

Risk profile (probability of default):
Exceptionally low (≤ 0.05%)	16,323	12,867	613	2,082	105	396
Very low (> 0.05% to ≤ 0.20%)	6,002	6,203	1,699	1,618	1,876	1,966
Low (> 0.20% to 0.75%)	9,731	8,860	2,566	1,592	6,479	5,460
Medium (> 0.75% to 7.00%)	4,814	4,177	2,526	1,729	5,027	4,514
High (> 7.00% to 99.99%)	261	300	481	303	339	186
Default (100%)	144	150	33	35	59	69

Total	37,275	32,557	7,918	7,359	13,885	12,591

(1) Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not impaired as at October 31, 2010 and 2009:

  Loans Past Due Not Impaired

(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more (1)		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Residential mortgages	410	509	310	356	79	96	799	961
Credit card, consumer instalment and other personal loans	2,514	1,692	410	377	107	104	3,031	2,173
Business and government loans	497	493	514	327	28	27	1,039	847
Customers’ liability under acceptances	–	–	142	–	–	–	142	–

Total	3,421	2,694	1,376	1,060	214	227	5,011	3,981

 (1) Loans 90 days or more past due were $163 million, $58 million and $47 million as at October 31, 2008, 2007 and 2006, respectively.
BMO Financial Group 193rd Annual Report 2010   123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Maturities and Rate Sensitivity
The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

	Contractual maturity			2010	2009
	1 year	Over 1 year	Over
(Canadian $ in millions)	or less	to 5 years	5 years	Total	Total

Canada
Consumer	24,419	53,644	7,675	85,738	74,870
Commercial and corporate (excluding real estate)	26,950	10,610	1,546	39,106	36,971
Commercial real estate	5,016	3,223	1,486	9,725	9,248
United States	9,796	12,986	11,882	34,664	38,491
Other countries	2,529	6,759	–	9,288	10,151

Total	68,710	87,222	22,589	178,521	169,731

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2010	2009

Fixed rate	72,168	55,954
Floating rate	95,877	102,096
Non-interest sensitive (1)	8,598	9,779

Total	176,643	167,829

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
           Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 82 to 85 of this report.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
           Our liquidity and funding risk management practices and key measures are outlined in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 85 to 86 of this report.

Contractual Maturities of Financial Liabilities
Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the following table.
Contractual maturities of on-balance sheet non-trading financial liabilities as at October 31, 2010 were as follows:

	Less than	1 to 3	3 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	2010 Total	2009 Total

On-Balance Sheet Financial Liabilities
Deposits (1)	101,218	23,181	6,907	4,850	109,119	245,275	233,083
Subordinated debt	200	411	390	4,566	–	5,567	6,463
Capital trust securities	440	413	–	–	–	853	1,281
Other financial liabilities	54,715	23	41	2,517	332	57,628	59,749

(1) Excludes interest payments and structured notes designated under the fair value option.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

Contractual maturities of off-balance sheet financial liabilities as at October 31, 2010 were as follows:

	Less than	1 to 3	3 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	2010 Total	2009 Total

Off-Balance Sheet Financial Liabilities
Commitments to extend credit (1)	22,393	22,102	4,694	2,282	–	51,471	60,064
Operating leases	249	410	268	593	–	1,520	1,542
Financial guarantee contracts (1)	41,336	–	–	–	–	41,336	51,857
Purchase obligations (2)	225	438	279	77	–	1,019	1,298

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	We have five significant outsourcing contracts. In 2010, we entered into a seven-year contract with an external service provider for various credit card account portfolios processing and other services. In 2009, we entered into a seven-year contract with an external service provider to provide brokerage transactional processing and reporting of client information. In 2008, we entered into a 15-year contract with optional five-
year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a seven-year contract with an external service provider for wholesale lockbox processing. In 2003, we entered into a 10-year contract with an external service provider to provide human resource transactional business processing. In 2000, we entered into a 15-year contract with two optional five-year renewals with an external service provider to manage our cheque and bill payment processing, including associated statement and report printing activities. All outsourcing contracts are cancellable with notice.

124  BMO Financial Group 193rd Annual Report 2010

Note 7: Guarantees
In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
          The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $10,163 million as at October 31, 2010 ($11,384 million in 2009). None of the letters of credit or guarantees had an investment rating in 2010 or 2009. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
           As at October 31, 2010, $9 million ($nil in 2009) was included in other liabilities related to a guaranteed party that was unable to meet its obligation to a third party (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2010 and 2009 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
           The maximum amount payable under these backstop and other liquidity facilities totalled $14,009 million as at October 31, 2010 ($19,108 million in 2009), of which $11,036 million relates to facilities that are investment grade, $625 million that are non-investment grade and $2,348 million that are not rated ($15,405 million, $649 million and $3,054 million, respectively, in 2009). As at October 31, 2010, $292 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($185 million in 2009), of which $251 million (US$246 million) ($158 million or US$146 million in 2009) related to our U.S. customer securitization vehicle discussed in Note 9.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 9.
Senior Funding Facilities
We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at October 31, 2010, $5,097 million had been drawn ($7,230 million in 2009) in accordance with the terms of the funding facilities related to the SIVs. As at October 31, 2010, $nil had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle ($112 million in 2009). Further information on these funding facilities is provided in Note 9.
           In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at October 31, 2010.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
           Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $40,650 million as at October 31, 2010 ($51,072 million in 2009), of which $37,764 million relates to swaps that are investment grade, $2,622 million that are non-investment grade and $264 million that are not rated ($45,843 million, $5,034 million and $195 million, respectively, in 2009). The terms of these contracts range from one day to 12 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $933 million as at October 31, 2010 ($2,159 million in 2009).
           Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $599 million as at October 31, 2010 ($667 million in 2009), none of which have an investment rating (none of which had an investment rating in 2009).
           Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from 11 months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $87 million as at October 31, 2010 ($118 million in 2009), none of which have an investment rating (none of which were rated in 2009).
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount we could be required to pay to counterparties.
           No material amount was included in our Consolidated Balance Sheet as at October 31, 2010 and 2009 related to these indemnifications.

BMO Financial Group 193rd Annual Report 2010  125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Asset Securitization
Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.
           Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).
           We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (“QSPE”) as defined in CICA Accounting Guideline 12, “Transfers of Receivables”, the investors in the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than an insignificant benefit. When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet. We recognize gains in securitization revenues at the time of the sale. These gains are determined based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities.
           A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized to securitization revenues over the term of the transferred loans.
           For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair value in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with the deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.

The following table summarizes our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the years ended October 31, 2010, 2009 and 2008:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Net cash proceeds (1)	4,234	6,761	8,330	–	–	3,024	4,234	6,761	11,354
Investment in securitization vehicles (2)	–	–	–	–	–	190	–	–	190
Deferred purchase price	173	189	331	–	–	73	173	189	404
Servicing liability	(29)	(29)	(55)	–	–	(14)	(29)	(29)	(69)

	4,378	6,921	8,606	–	–	3,273	4,378	6,921	11,879
Loans sold	4,310	6,823	8,524	–	–	3,219	4,310	6,823	11,743

Gain on sale of loans from new securitizations	68	98	82	–	–	54	68	98	136
Gain on sale of loans sold to revolving securitization vehicles	56	146	72	372	456	212	428	602	284
Other securitization revenue	(54)	(16)	(28)	94	98	41	40	82	13
Amortization of servicing liability	55	57	41	87	90	39	142	147	80

Total	125	285	167	553	644	346	678	929	513

(1) Net cash proceeds represent cash proceeds less issuance costs.	(2) Includes credit card securities retained on-balance sheet.

The key weighted-average assumptions used to value the deferred purchase price for all securitizations were as follows:

	Residential mortgages		Credit card loans
	2010	2009	2010	2009

Weighted-average life (years)	4.47	3.45	1.00	0.99
Prepayment rate	17.26%	20.59%	35.70%	36.41%
Interest rate	4.01%	4.41%	21.32%	21.65%
Expected credit losses (1)	–	–	3.54%	4.43%
Discount rate	2.55%	3.87%	9.33%	9.69%

(1) As the residential mortgages are fully insured, there are no expected credit losses.

126   BMO Financial Group 193rd Annual Report 2010

Cash flows received from securitization vehicles for the years ended October 31, 2010, 2009 and 2008 were as follows:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Proceeds from new securitizations	4,279	6,796	8,423	–	–	3,025	4,279	6,796	11,448
Proceeds from collections reinvested in existing securitization vehicles	1,797	2,562	1,853	19,129	20,420	9,685	20,926	22,982	11,538
Servicing fees collected	52	51	29	–	–	–	52	51	29
Receipt of deferred purchase price	242	279	132	564	649	347	806	928	479

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2010 and 2009 was as follows:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2010	2009		2010		2009	2010		2009

Retained interests
Investment in securitization vehicles	–	–		271		277	271		277
Deferred purchase price	526	616		107		111	633		727
Cash deposits with securitization vehicles	12	11		–		–	12		11
Servicing liability	79	91		20		20	99		111

Credit Information
Principal amounts, impaired amounts and net credit losses for all loans reported and securitized were as follows:

(Canadian $ in millions)	2010					2009

	Total	Impaired		Net		Total	Impaired		Net
	loans	loans	(1)	write-offs	(2)	loans	loans	(1)	write-offs	(2)

Residential mortgages	74,904	318		8		74,647	309		6
Consumer instalment and other personal loans	51,159	428		433		45,824	310		401
Credit card loans	7,777	29		377		7,293	32		346
Business and government loans	68,338	2,412		418		68,169	2,648		766

Total loans	202,178	3,187		1,236		195,933	3,299		1,519
Less mortgage-backed securities retained and classified as available-for-sale securities	7,908	–		–		9,284	–		–
Less loans securitized:
Residential mortgages	18,281	39		–		19,839	40		–
Credit card loans	4,469	–		203		4,719	–		172

Total loans reported in the Consolidated Balance Sheet	171,520	3,148		1,033		162,091	3,259		1,347

(1)	Excludes impaired amounts for Customers’ liability under acceptances of $73 million as at October 31, 2010 ($38 million in 2009).
(2) Net write-offs represent write-offs in the year net of recoveries on loans previously written off.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Our credit exposure to securitized assets as at October 31, 2010 was limited to our deferred purchase price of $633 million ($727 million in 2009), certain cash deposits of $12 million ($11 million in 2009) and investments in securitization vehicles of $271 million ($277 million in 2009).
          Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31, 2010 and 2009 were as follows:

	2010	2009

Residential mortgages	na	na
Credit card loans	4.54%	3.65%

na – Not applicable: residential mortgages are fully insured.
Sensitivity Analysis
The adjacent table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2010 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in the other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

	Residential	Credit card
(Canadian $ in millions, except as noted)	mortgages	loans

Fair value of deferred purchase price	526	107

Weighted-average life (years)	2.55	0.35

Weighted-average prepayment rate (%)	18.86	99.57
Impact of: 10% adverse change ($)	13.0	9.8
20% adverse change ($)	25.7	18.2

Interest spread (%)	1.46	10.50
Impact of: 10% adverse change ($)	79.8	11.0
20% adverse change ($)	159.4	22.1

Expected credit losses (%)	0–0.01	4.53
Impact of: 10% adverse change ($)	0.1	4.2
20% adverse change ($)	0.2	8.4

Weighted-average discount rate (%)	1.65	9.50
Impact of: 10% adverse change ($)	1.3	0.4
20% adverse change ($)	2.6	0.7

BMO Financial Group 193rd Annual Report 2010  127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Variable Interest Entities
Variable interest entities (“VIEs”) include entities whose equity is considered insufficient to finance its activities or for which the equity-holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both. We determine this based on a quantitative assessment that involves estimating our relative exposure to variability in the future cash flows and performance of the VIE.
          Total assets in these VIEs and our maximum exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below.

(Canadian $ in millions)	October 31, 2010								October 31, 2009
								Total								Total
	Exposure to loss							assets	Exposure to loss							assets
			Drawn								Drawn
			facilities								facilities
	Undrawn		and loans		Securities	Derivative			Undrawn		and loans		Securities	Derivative
	facilities	(1)	provided	(2)	held	assets	Total		facilities	(1)	provided	(2)	held	assets	Total

Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	2,958		–		113	14	3,085	2,976	5,819		–		328	44	6,191	5,674
U.S. customer securitization vehicle	3,905		251		–	2	4,158	4,074	6,214		158		–	2	6,374	4,943
Bank securitization vehicles (3)	5,100		–		637	100	5,837	9,469	5,100		–		625	94	5,819	9,719
Credit protection vehicle – Apex (4)(5)	1,030		–		1,128	669	2,827	2,208	918		112		833	1,236	3,099	2,322
Structured investment vehicles (6)	171		5,097		–	30	5,298	5,225	247		7,230		–	12	7,489	6,968
Structured finance vehicles	na		na		4,745	–	4,745	5,330	na		na		1,762	–	1,762	2,451
Capital and funding trusts	43		12		2	–	57	1,277	43		12		2	–	57	1,270

Total	13,207		5,360		6,625	815	26,007	30,559	18,341		7,512		3,550	1,388	30,791	33,347

Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	200		–		196	–	396	196	733		–		719	–	1,452	719
Capital and funding trusts	4,081		6,919		740	76	11,816	9,673	9,013		1,987		880	45	11,925	5,190
Structured finance vehicles	–		–		27	–	27	27	na		na		54	–	54	54

Total	4,281		6,919		963	76	12,239	9,896	9,746		1,987		1,653	45	13,431	5,963

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at October 31, 2010 and 2009. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in
Note 7.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.
(3)	Securities held in our bank securitization vehicles are comprised of $105 million of asset-backed commercial paper classified as trading securities ($55 million in 2009), and $261 million of deferred purchase price ($293 million in 2009) and $271 million of asset-backed securities ($277 million in 2009) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.
(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at October 31, 2010 and 2009.
(7)	Total assets held as at October 31, 2010 are comprised of a loan of $135 million ($560 million in 2009) and $61 million of other assets ($159 million in 2009).

na – not applicable

Customer Securitization Vehicles
We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, we do not service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.
Canadian Customer Securitization Vehicles
Our exposure to our Canadian customer securitization vehicles is summarized in the table above. We purchase ABCP through our role as a market maker and hold these securities for an interim period until investors purchase them. In general, investors in the ABCP have recourse only to the assets of the related VIE and do not have recourse to us. To the extent that we have purchased ABCP, our exposure under the liquidity facilities is reduced by an equal amount. We use our credit adjudication process in deciding whether to enter into global style backstop liquidity facilities just as we do when extending credit in the form of a loan. The vehicles have never drawn on these facilities to date.
           We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily our holdings of ABCP, as well as fees earned for services provided. We consolidate VIEs that are fully financed by us through our ownership of ABCP. We are not required to consolidate five of our eight Canadian customer securitization vehicles. Our exposure to loss is limited to the consolidated assets disclosed in the preceding table.

128  BMO Financial Group 193rd Annual Report 2010

U.S. Customer Securitization Vehicle
Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. As part of our services in support of the ongoing operations of the vehicle, we may advance funds under backstop liquidity facilities. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan. During the year ended October 31, 2010, we provided funding of $310 million (US$304 million) in accordance with the terms of these liquidity facilities, of which $179 million (US$176 million) was outstanding as at October 31, 2010. The amount outstanding related to funding advanced in years prior to 2010 was $72 million (US$71 million) as at October 31, 2010. These amounts are included in the preceding table.
          We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily the backstop liquidity facilities, as well as fees for services we provide. We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. These vehicles issue ABCP or term asset-backed securities to fund their activities.
          We are not required to consolidate our bank securitization vehicles based on the structure of these vehicles. More information on our investments, rights and obligations related to these vehicles can be found in Note 8. Our variable interests in these vehicles are summarized in the preceding table. Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations.
          We provide global style backstop liquidity facilities to some of our bank securitization vehicles that have objective criteria for determining when they can be drawn upon. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
Credit Protection Vehicle
We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. Since the swaps are classified as trading instruments and have similar terms, changes in the fair value of the swaps held with Apex are offset by changes in the fair value of the swaps held with the swap counterparties. The fair value of the swaps with Apex is included in the preceding table along with our holdings of notes issued by Apex and a senior funding facility. As at October 31, 2010, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes.
          We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our net exposure from significant variable interests in Apex, primarily securities issued by Apex and the senior funding facility we provide and their related hedges. We are not required to consolidate Apex.
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs, Links Finance Corporation (“Links”) and Parkland Finance Corporation
(“Parkland”), and act as asset manager. Our exposure to loss is summarized in the table above. We provide senior-ranked support for the funding of Links and Parkland through our liquidity facilities. The facilities permit the SIVs to continue the strategy of selling assets in an orderly manner. Other than our current commitment, which is included in the preceding table, we are not obligated to provide additional facilities to the SIVs. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan.
          We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests in the vehicles through our liquidity facilities and our holdings of capital notes. We are not required to consolidate these VIEs.
Structured Finance Vehicles
We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds. We consolidate those VIEs in which our interests expose us to a majority of the expected losses or residual returns, or both, unless the exposure to expected losses and residual returns has been passed on to the retail investor through the derivative arrangement. We base this assessment on our holdings of units issued by these VIEs. Our exposure to loss from non-consolidated VIEs is limited to the amount of our investment.
Capital and Funding Trusts
BMO Capital Trust II (“Trust II”) was created in 2009 to issue $450 million of BMO Tier 1 Notes – Series A. Trust II used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate Trust II based on our assessment of our variable interests. See Note 18 for further information related to Trust II.
           BMO Covered Bond Trust (“CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion and US$2 billion of BMO Covered Bonds we have since issued. We sell assets to CB Trust in exchange for a promissory note. The assets of CB Trust have been pledged to secure payment of the bonds we issued. CB Trust is a VIE that we are required to consolidate as we are exposed to the majority of its expected losses and residual returns, based on our assessment of our variable interests.
          BMO Subordinated Notes Trust (“SN Trust”) was created in 2007 to issue $800 million of BMO Trust Subordinated Notes – Series A. SN Trust used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate SN Trust based on our assessment of our variable interests. See Note 17 for further information related to SN Trust.
          BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BMO BOaTS”). The Trust is a VIE that we are required to consolidate based on our assessment of our variable interests. Securities outstanding as at October 31, 2010 were $1.9 billion ($2.2 billion as at October 31, 2009), and are reported as either non-controlling interest or capital trust securities in our Consolidated Balance Sheet. See Note 18 for further information related to the Trust.
Compensation Trusts
We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,021 million as at

BMO Financial Group 193rd Annual Report 2010  129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 ($869 million in 2009). Based on our assessment of variable interests, we are not required to consolidate these compensation trusts and we have no exposure to loss related to these trusts.
Other VIEs
We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities are described in Note 7.

Note 10: Derivative Instruments
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
          Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
          Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
          Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
          Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
          Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
          Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.
          Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
          Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.
          The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.
          Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
          The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.
130  BMO Financial Group 193rd Annual Report 2010
Options
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
          For options written by us, we receive a premium from the purchaser for accepting market risk.
          For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposures to risk are the ability to hedge the market risk in a manner which allows us to recover the premium paid and the credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.
          Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
Uses of Derivatives
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
          We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.
          Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
          We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.
          Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
Hedging Derivatives
In accordance with our asset/liability management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.
Foreign Currency Risk
We manage foreign currency risk through cross-currency swaps and forward contracts. These derivatives are marked to fair value, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.
          We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.
Accounting Hedges
In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows.
          Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income as it arises.
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of seven years, are hedges of floating rate loans and deposits as well as assets denominated in foreign currencies.
          We record interest that we pay or receive on the derivative as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.
          To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.
          For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $138 million ($96 million after tax). This will adjust interest on assets and liabilities that were hedged.
Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.
          We record interest receivable or payable on the derivative as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.
          For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.
          For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2010 and 2009.
Net Investment Hedges
Net investment hedges mitigate our exposure to foreign currency fluctuations in our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation of both the net investment and hedge is recorded in Accumulated Other Comprehensive Income (Loss) on Translation of Net Foreign Operations. To the extent that the hedge is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. The amount of hedge ineffectiveness associated with net investment hedges for the year ended October 31, 2010 was a gain of $4 million (gain of $10 million in 2009 and loss of $11 million in 2008).

BMO Financial Group 193rd Annual Report 2010  131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Hedging Relationships
The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)	Pre-tax gains (losses) recorded in income

				Hedge ineffectiveness
	Amount of gain (loss)		Quasi fair value	recorded in non-interest
Contract type	on hedging derivative	(1)	adjustment (2)	revenue – other

Interest rate contracts – 2010	31		(33)	(2)
2009	(100)		90	(10)
2008	747		(736)	11

(1) Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.

(2) Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.
Cash Flow Hedging Relationships
The following table presents the impact of cash flow hedges on our financial results.
(Canadian $ in millions)
Pre-tax gains (losses) recorded in income

			Reclassification of gains
			(losses) on	Amortization of
			hedges from other	spot/forward differential on
	Fair value change recorded in	Fair value change recorded in	comprehensive income	foreign exchange contracts
Contract type	other comprehensive income	non-interest revenue – other	to net interest income	to interest expense

2010
Interest rate	303	(2)	237	–
Foreign exchange	(80)	–	–	(83)

Total	223	(2)	237	(83)

2009
Interest rate	143	(10)	178	–
Foreign exchange	(360)	–	–	(43)

Total	(217)	(10)	178	(43)

2008
Interest rate	536	16	(92)	–
Foreign exchange	–	–	–	–

Total	536	16	(92)	–

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.
Contingent Features
Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on October 31, 2010 is $7.3 billion, for which we have posted collateral of $6.5 billion. If our credit rating had been downgraded to A– on October 31, 2010 (per Standard & Poor’s Rating Services), we would have been required to post collateral or meet payment demands of an additional $1,082 million.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.

132  BMO Financial Group 193rd Annual Report 2010

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)	2010			2009

	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net

Trading
Interest Rate Contracts
Swaps	31,312	(30,173)	1,139	27,233	(26,195)	1,038
Forward rate agreements	87	(80)	7	231	(241)	(10)
Futures	5	(14)	(9)	3	(25)	(22)
Purchased options	1,398	–	1,398	1,749	–	1,749
Written options	–	(1,667)	(1,667)	–	(1,828)	(1,828)
Foreign Exchange Contracts
Cross-currency swaps	1,271	(2,300)	(1,029)	1,542	(2,158)	(616)
Cross-currency interest rate swaps	4,595	(4,116)	479	3,662	(3,658)	4
Forward foreign exchange contracts	2,536	(2,950)	(414)	2,713	(3,168)	(455)
Purchased options	218	–	218	232	–	232
Written options	–	(171)	(171)	–	(185)	(185)
Commodity Contracts
Swaps	1,462	(1,584)	(122)	1,500	(1,332)	168
Purchased options	1,127	–	1,127	1,990	–	1,990
Written options	–	(1,004)	(1,004)	–	(1,835)	(1,835)
Equity Contracts	1,653	(2,233)	(580)	1,982	(1,355)	627
Credit Default Swaps
Purchased	1,280	–	1,280	2,937	–	2,937
Written	–	(933)	(933)	–	(2,159)	(2,159)

Total fair value – trading derivatives	46,944	(47,225)	(281)	45,774	(44,139)	1,635

Average fair value (1)	44,149	(43,395)	754	64,377	(62,685)	1,692

Hedging
Interest Rate Contracts
Cash flow hedges – swaps	424	(256)	168	182	(440)	(258)
Fair value hedges – swaps	877	(489)	388	707	(186)	521

Total swaps	1,301	(745)	556	889	(626)	263

Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	1,514	–	1,514	1,235	–	1,235

Total foreign exchange contracts	1,514	–	1,514	1,235	–	1,235

Total fair value – hedging derivatives (2)	2,815	(745)	2,070	2,124	(626)	1,498

Average fair value (1)	2,398	(644)	1,754	2,128	(559)	1,569

Total fair value – trading and hedging derivatives	49,759	(47,970)	1,789	47,898	(44,765)	3,133

Less: impact of master netting agreements	(31,537)	31,537	–	(29,423)	29,423	–

Total	18,222	(16,433)	1,789	18,475	(15,342)	3,133

(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities

	2010	2009	2010	2009

Fair value of trading derivatives	46,944	45,774	47,225	44,139
Fair value of hedging derivatives	2,815	2,124	745	626

Total	49,759	47,898	47,970	44,765

BMO Financial Group 193rd Annual Report 2010  133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)	2010				2009

		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total

Interest Rate Contracts
Over-the-counter
Swaps	1,443,036	29,303	37,539	1,509,878	1,307,531	29,161	32,135	1,368,827
Forward rate agreements	406,115	–	–	406,115	385,463	–	–	385,463
Purchased options	41,254	–	–	41,254	54,407	–	–	54,407
Written options	54,898	–	–	54,898	74,923	–	–	74,923

	1,945,303	29,303	37,539	2,012,145	1,822,324	29,161	32,135	1,883,620

Exchange-traded
Futures	42,316	–	–	42,316	75,761	–	–	75,761
Purchased options	44,656	–	–	44,656	47,580	–	–	47,580
Written options	35,201	–	–	35,201	38,887	–	–	38,887

	122,173	–	–	122,173	162,228	–	–	162,228

Total interest rate contracts	2,067,476	29,303	37,539	2,134,318	1,984,552	29,161	32,135	2,045,848

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	27,002	–	–	27,002	29,988	–	–	29,988
Cross-currency interest rate swaps	179,791	–	–	179,791	155,297	–	–	155,297
Forward foreign exchange contracts	225,750	13,832	–	239,582	213,459	16,370	–	229,829
Purchased options	7,510	–	–	7,510	6,459	–	–	6,459
Written options	11,960	–	–	11,960	10,840	–	–	10,840

	452,013	13,832	–	465,845	416,043	16,370	–	432,413

Exchange-traded
Futures	2,147	–	–	2,147	377	–	–	377
Purchased options	10,220	–	–	10,220	8,185	–	–	8,185
Written options	4,205	–	–	4,205	794	–	–	794

	16,572	–	–	16,572	9,356	–	–	9,356

Total foreign exchange contracts	468,585	13,832	–	482,417	425,399	16,370	–	441,769

Commodity Contracts
Over-the-counter
Swaps	16,400	–	–	16,400	23,019	–	–	23,019
Purchased options	8,745	–	–	8,745	13,749	–	–	13,749
Written options	6,395	–	–	6,395	11,486	–	–	11,486

	31,540	–	–	31,540	48,254	–	–	48,254

Exchange-traded
Futures	21,169	–	–	21,169	24,078	–	–	24,078
Purchased options	26,186	–	–	26,186	55,716	–	–	55,716
Written options	28,759	–	–	28,759	58,686	–	–	58,686

	76,114	–	–	76,114	138,480	–	–	138,480

Total commodity contracts	107,654	–	–	107,654	186,734	–	–	186,734

Equity Contracts
Over-the-counter	22,896	–	–	22,896	18,359	–	–	18,359
Exchange-traded	13,549	–	–	13,549	10,511	–	–	10,511

Total equity contracts	36,445	–	–	36,445	28,870	–	–	28,870

Credit Default Swaps
Over-the-counter purchased	44,615	–	–	44,615	56,237	–	–	56,237
Over-the-counter written	40,650	–	–	40,650	51,072	–	–	51,072

Total credit default swaps	85,265	–	–	85,265	107,309	–	–	107,309

Total	2,765,425	43,135	37,539	2,846,099	2,732,864	45,531	32,135	2,810,530

Included in the notional amounts is $231 million as at October 31, 2010 ($184 million in 2009) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.

134  BMO Financial Group 193rd Annual Report 2010

Derivative-Related Market Risk
Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.
Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
           We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into collateral agreements and entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
          Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Terms used in the credit risk table below are as follows:
Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.
Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2010			2009

	Replacement	Credit risk	Risk-weighted	Replacement	Credit risk	Risk-weighted
	cost	equivalent	assets	cost	equivalent	assets

Interest Rate Contracts
Swaps	32,613	38,255	–	28,122	33,730	–
Forward rate agreements	87	110	–	231	239	–
Purchased options	1,379	1,566	–	1,710	1,945	–

Total interest rate contracts	34,079	39,931	3,738	30,063	35,914	3,631

Foreign Exchange Contracts
Cross-currency swaps	1,271	2,456	–	1,542	2,994	–
Cross-currency interest rate swaps	4,595	13,087	–	3,662	11,441	–
Forward foreign exchange contracts	4,050	6,702	–	3,948	6,695	–
Purchased options	173	245	–	171	284	–

Total foreign exchange contracts	10,089	22,490	2,477	9,323	21,414	2,340

Commodity Contracts
Swaps	1,462	3,612	–	1,500	4,915	–
Purchased options	382	1,666	–	829	2,855	–

Total commodity contracts	1,844	5,278	853	2,329	7,770	1,232

Equity Contracts	625	1,961	137	1,365	1,945	235

Credit Default Swaps	1,280	1,756	3,476	2,937	3,188	3,401

Total derivatives	47,917	71,416	10,681	46,017	70,231	10,839

Less: impact of master netting agreements	(31,537)	(45,706)	–	(29,423)	(42,581)	–

Total	16,380	25,710	10,681	16,594	27,650	10,839

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $1,842 million as at October 31, 2010 ($1,881 million in 2009).
Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)		2010		2009

Canada	19,202	40%	19,640	43%
United States	12,450	26	11,783	26
United Kingdom	7,363	15	6,699	14
Other countries (1)	8,902	19	7,895	17

Total	47,917	100%	46,017	100%

(1)	No other country represented 10% or more of our replacement cost in 2010 or 2009.

BMO Financial Group 193rd Annual Report 2010  135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit default
(Canadian $ in millions)	contracts		contracts		contracts		contracts		swaps		Total

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Financial institutions	29,380	26,443	6,693	6,025	654	829	382	927	312	802	37,421	35,026
Government	2,351	1,510	2,487	1,909	56	24	–	–	–	–	4,894	3,443
Natural resources	45	13	74	57	351	389	–	–	–	–	470	459
Energy	54	76	2	18	239	213	–	–	–	–	295	307
Other	2,249	2,021	833	1,314	544	874	243	438	968	2,135	4,837	6,782

Total	34,079	30,063	10,089	9,323	1,844	2,329	625	1,365	1,280	2,937	47,917	46,017

Credit Derivatives and Guarantees
Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout / Notional			Fair value
As at October 31, 2010 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability

Credit default swaps
Investment grade (1)	2,514	24,752	10,498	37,764	834
Non-investment grade (1)	748	1,774	100	2,622	97
Non-rated	155	108	1	264	2

Total (2)	3,417	26,634	10,599	40,650	933

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout / Notional			Fair value
As at October 31, 2009 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability

Credit default swaps
Investment grade (1)	3,668	31,056	11,119	45,843	2,013
Non-investment grade (1)	1,174	3,347	513	5,034	145
Non-rated	22	173	–	195	1

Total (2)	4,864	34,576	11,632	51,072	2,159

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.

(2)	As at October 31, 2010, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $2 billion and $56 million ($1 billion and $49 million in 2009).

Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2010	2009

	Within	1 to 3	3 to 5	5 to 10	Over 10	Total notional	Total notional
	1 year	years	years	years	years	amounts	amounts

Interest Rate Contracts
Swaps	453,661	459,701	312,718	222,717	61,081	1,509,878	1,368,827
Forward rate agreements, futures and options	541,929	57,497	13,312	10,632	1,070	624,440	677,021

Total interest rate contracts	995,590	517,198	326,030	233,349	62,151	2,134,318	2,045,848

Foreign Exchange Contracts
Cross-currency swaps	8,265	6,127	3,233	7,046	2,331	27,002	29,988
Cross-currency interest rate swaps	41,958	49,091	41,506	37,740	9,496	179,791	155,297
Forward foreign exchange contracts, futures and options	261,134	10,664	2,956	862	8	275,624	256,484

Total foreign exchange contracts	311,357	65,882	47,695	45,648	11,835	482,417	441,769

Commodity Contracts
Swaps	9,341	5,625	843	476	115	16,400	23,019
Futures and options	68,993	21,203	891	167	–	91,254	163,715

Total commodity contracts	78,334	26,828	1,734	643	115	107,654	186,734

Equity Contracts	30,640	2,447	2,727	165	466	36,445	28,870

Credit Contracts	6,791	45,157	9,670	23,147	500	85,265	107,309

Total notional amount	1,422,712	657,512	387,856	302,952	75,067	2,846,099	2,810,530

136  BMO Financial Group 193rd Annual Report 2010

Note 11: Premises and Equipment
We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)			2010	2009

		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	169	–	169	175
Buildings	1,283	723	560	584
Computer equipment and operating system software	1,336	1,056	280	333
Other equipment	723	545	178	164
Leasehold improvements	901	528	373	378

Total	4,412	2,852	1,560	1,634

Amortization expense for the year ended October 31, 2010 amounted to $267 million ($269 million and $252 million in 2009 and 2008, respectively).
          Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
          We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2010, 2009 and 2008.
Lease Commitments
We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2010 were $1,520 million. The commitments for each of the next five years and thereafter are $249 million for 2011, $221 million for 2012, $189 million for 2013, $143 million for 2014, $125 million for 2015 and $593 million thereafter. Included in these amounts are the commitments related to 688 leased branch locations as at October 31, 2010.
          Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2010, 2009 and 2008 was $340 million, $340 million and $326 million, respectively.

Note 12: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
AMCORE Bank, N.A. (“AMCORE”)
On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the Federal Deposit Insurance Corporation (“FDIC”) for total consideration of $253 million (US$245 million), subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $28 million (US$23 million) to $225 million (US$222 million) based on a revaluation of the net assets acquired. Under the terms of the acquisition, the FDIC absorbs 80% of the losses on the acquired loans. The acquisition of AMCORE accelerates our growth strategy and reinforces our already strong position in the U.S. Midwest by expanding our presence in Illinois and Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over 10 years. All intangibles, including goodwill, related to this acquisition are deductible for tax purposes. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.
Diners Club
On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $882 million (US$839 million), subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $44 million (US$41 million) to $838 million (US$798 million) based on a revaluation of the net assets acquired. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years. Goodwill related to this acquisition is deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.
Paloma Securities L.L.C. (“Paloma”)
On December 13, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million (US$6 million) and hired its global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This

BMO Financial Group 193rd Annual Report 2010  137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

acquisition is part of our BMO Capital Markets reporting segment.
Integra GRS (“Integra”)
On November 23, 2009, we completed the acquisition of the record-keeping business of Integra, a wholly-owned subsidiary of Integra Capital Management Corporation, for cash consideration of $13 million, plus contingent consideration of $3 million paid in 2010, based on additional client contracts assigned from the vendor within six months after the closing date. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.
Stoker Ostler Wealth Advisors, Inc. (“SOWA”)
On September 9, 2009, we completed the acquisition of all outstanding voting shares of Stoker Ostler Wealth Advisors, Inc. for cash consideration of $12 million (US$11 million), plus contingent consideration of up to $9 million (US$8 million) based on revenue to be generated in the future. The acquisition of SOWA provides us with the opportunity to expand our presence in the U.S. wealth advisory market. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized using an accelerated amortization method over a period of five years. Goodwill related to this acquisition is deductible for tax purposes. SOWA is part of our Private Client Group reporting segment.
AIG Life Insurance Company of Canada
(“BMO Life Assurance”)
On April 1, 2009, we completed the acquisition of all outstanding voting shares of AIG Life Insurance Company of Canada for cash consideration of $330 million, subject to a post-closing adjustment based on net assets. The post-closing adjustment was finalized during 2010 and the purchase price was reduced to $278 million. The acquisition of BMO Life Assurance enables us to provide our clients with a wider range of investment, financial planning and insurance solutions. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over five years, a non-compete agreement that is being amortized on a straight-line basis over two years and a computer software intangible asset that is being amortized on a straight-line basis over five years. Goodwill related to this acquisition is not deductible for tax purposes. BMO Life Assurance is part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)				2010		2009

						BMO Life
	AMCORE	Diners Club	Paloma	Integra	SOWA	Assurance

Cash resources (1)	420	–	–	–	–	352
Securities	10	–	–	–	–	2,638
Loans	1,551	873	–	–	–	54
Premises and equipment	–	–	–	–	–	18
Goodwill	86	5	7	7	13	2
Intangible assets	24	63	–	9	8	15
Other assets	494	9	–	–	–	103

Total assets	2,585	950	7	16	21	3,182

Deposits	2,207	–	–	–	–	–
Other liabilities	153	112	–	–	9	2,904

Total liabilities	2,360	112	–	–	9	2,904

Purchase price	225	838	7	16	12	278

(1)	Cash resources acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.

Note 13: Goodwill and Intangible Assets
Change in Accounting Policy
On November 1, 2008, we adopted the CICA’s new accounting requirements for goodwill and intangible assets. We have restated prior period financial statements to reflect this change. The new standards required us to reclassify computer application software from premises and equipment to intangible assets.
          The impact of this change in accounting policy on prior periods is as follows:

(Canadian $ in millions)	2008

Consolidated Statement of Income
(Decrease) in premises and equipment expense	(141)
Increase in amortization of intangible assets	141

Goodwill
When we acquire a subsidiary, joint venture or securities over which we exert significant influence and account for the acquisition using the equity method, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
          Goodwill is not amortized; however, it is tested for impairment at least annually. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values. We determine fair value primarily using discounted cash flows. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an

138  BMO Financial Group 193rd Annual Report 2010

impairment charge in the period in which impairment is determined.
           There were no write-downs of goodwill due to impairment during the years ended October 31, 2010, 2009 and 2008.

A continuity of our goodwill by reporting unit for the years ended October 31, 2010 and 2009 is as follows:

				Personal and						Private	BMO
				Commercial						Client	Capital		Corporate
(Canadian $ in millions)				Banking						Group	Markets		Services	Total

													Technology
	P&C		P&C		Client		Investment	Private					and
	Canada		U.S.	Total	Investing		Products	Banking	Insurance	Total			Operations

Goodwill as at October 31, 2008	105		1,070	1,175	68		206	75	–	349	109		2	1,635
Acquisitions during the year	–		–	–	–		6	13	1	20	–		–	20
Other (1)	14		(86)	(72)	–		(1)	(10)	–	(11)	(3)		–	(86)

Goodwill as at October 31, 2009	119		984	1,103	68		211	78	1	358	106		2	1,569
Acquisitions during the year	5		86	91	–		7	–	–	7	7		–	105
Other (1)	(3)		(50)	(53)	–		(2)	(1)	1	(2)	–		–	(55)

Goodwill as at October 31, 2010	121	(2)	1,020 (3)	1,141	68	(4)	216 (5)	77 (6)	2	363	113	(7)	2	1,619

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc. and AMCORE.

(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc and Integra GRS.
(6)	Relates primarily to Harris myCFO, Inc. and Stoker Ostler Wealth Advisors, Inc.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc. and Paloma Securities L.L.C.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost. Intangible assets by category are as follows:

(Canadian $ in millions)			2010			2009
		Accumulated	Carrying		Accumulated	Carrying
	Cost	amortization	value	Cost	amortization	value

Customer relationships	173	81	92	85	41	44
Core deposits	247	179	68	237	175	62
Branch distribution networks	151	142	9	163	142	21
Purchased software – amortizing	543	451	92	546	435	111
Developed software – amortizing	917	513	404	797	446	351
Software under development	146	–	146	70	–	70
Other	26	25	1	24	23	1

Total	2,203	1,391	812	1,922	1,262	660

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no significant intangible assets with indefinite lives. The weighted-average amortization period for customer relationships is 10 years, core deposits 11 years, branch distribution networks 15 years, purchased and developed software 5 years and other 6 years.
           The aggregate amount of intangible assets acquired during the years ended October 31, 2010, 2009 and 2008 was $370 million, $199 million and $244 million, respectively.
          We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2010, 2009 and 2008.
           The total estimated amortization expense related to existing intangible assets for each of the next five years is $202 million for 2011, $190 million for 2012, $135 million for 2013, $80 million for 2014 and $15 million for 2015.

Note 14: Other Assets

(Canadian $ in millions)	2010	2009

Accounts receivable, prepaid expenses and other items	3,792	3,991
Accrued interest receivable	879	817
Due from clients, dealers and brokers	399	636
Tax receivable	2,018	1,795
Insurance asset	204	185
Pension asset (Note 23)	1,900	1,330

Total	9,192	8,754

BMO Financial Group 193rd Annual Report 2010  139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Deposits by:
Banks	606	668	388	495	2,346	2,194	16,095	19,616	19,435	22,973
Businesses and governments (1) (2)	9,052	7,376	14,701	12,338	24,949	22,048	82,071	71,976	130,773	113,738
Individuals	6,664	7,082	8,919	7,884	41,494	39,174	41,966	45,305	99,043	99,445

Total(3)	16,322	15,126	24,008	20,717	68,789	63,416	140,132	136,897	249,251	236,156

Booked in:
Canada	15,657	14,619	20,654	18,161	46,996	44,017	90,286	81,949	173,593	158,746
United States	282	276	3,345	2,552	21,274	18,949	35,800	37,645	60,701	59,422
Other countries	383	231	9	4	519	450	14,046	17,303	14,957	17,988

Total	16,322	15,126	24,008	20,717	68,789	63,416	140,132	136,897	249,251	236,156

(1)	The senior deposit notes of $800 million (2009 – $800 million) issued to BMO Subordinated Notes Trust and $450 million (2009 – $450 million) issued to BMO Capital Trust II are included in business and government deposits. Please refer to Note 17 and Note 18, respectively, for further details.
(2)	Included in business and government deposits are Covered Bond issuances of €1 billion maturing in January 2013 and US$2 billion maturing in June 2015, which pay interest of 4.25% and 2.85%, respectively (2009 –
€1 billion maturing in January 2013, 4.25%). Please refer to Note 9 for further details.

(3)	Total deposits payable on a fixed date included $15,844 million and $16,994 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.
Included in deposits as at October 31, 2010 and 2009 are $92,213 million and $89,777 million, respectively, of deposits denominated in U.S. dollars, and $5,207 million and $7,271 million, respectively, of deposits denominated in other foreign currencies.

Deposits
Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
          Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
          Deposits payable on a fixed date are comprised of:
•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2010, we had purchased $732 million of federal funds ($1,012 million in 2009).

•	Commercial paper, which totalled $1,816 million as at October 31, 2010 ($1,303 million in 2009).
Included in our deposits payable on a fixed date as at October 31, 2010 were $116,452 million of deposits, each greater than one hundred thousand dollars, of which $67,321 million were booked in Canada, $35,085 million were booked in the United States and $14,046 million were booked in other countries ($110,832 million,
$56,766 million, $36,763 million and $17,303 million, respectively, in 2009). Of the $67,321 million of deposits booked in Canada, $35,191 million mature in less than three months, $1,349 million mature in three to six months, $6,171 million mature in six to 12 months and $24,610 million mature after 12 months ($56,766 million, $22,770 million, $2,609 million, $7,091 million and $24,296 million, respectively, in 2009). We have liquid assets of $143,953 million to support these and other deposit liabilities ($124,108 million in 2009). A portion of these liquid assets have been pledged (see Note 28).
           The following table presents the maturity schedule for our deposit liabilities.

Contractual Obligations
(Canadian $ in millions)	2010	2009

Within 1 year	102,184	90,896
1 to 2 years	11,780	18,127
2 to 3 years	12,491	13,855
3 to 4 years	2,139	5,356
4 to 5 years	6,000	2,755
Over 5 years (1)	114,657	105,167

Total (2)	249,251	236,156

(1)	The over 5 years category includes deposits with no fixed maturity date.

(2)	Includes structured notes designated under the fair value option.

The following table presents the average deposit balances and average rates of interest paid during 2010 and 2009:

	Average balances		Average rate paid (%)
	2010	2009	2010	2009

Deposits Booked in Canada
Demand deposits – interest bearing	15,331	13,640	0.24	0.34
Demand deposits – non-interest bearing	19,213	16,383	–	–
Payable after notice	45,384	42,480	0.29	0.48
Payable on a fixed date	87,208	89,155	1.88	2.92

Total deposits booked in Canada	167,136	161,658	1.08	1.76

Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	8,022	9,327	0.98	0.72
Governments and institutions in the United States and other countries	8,862	9,607	0.51	1.08
Other demand deposits	3,114	7,847	0.03	0.02
Other deposits payable after notice or on a fixed date	54,829	64,126	0.78	1.59

Total deposits booked in the United States and other countries	74,827	90,907	0.74	1.31

Total average deposits	241,963	252,565	0.98	1.60

As at October 31, 2010 and 2009, deposits by foreign depositors in our Canadian bank offices amounted to $14,129 million and $14,392 million, respectively.

140  BMO Financial Group 193rd Annual Report 2010

A portion of our structured note liabilities are designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $110 million for the year ended October 31, 2010 (increase of $53 million in 2009), including an increase of $13 million attributable to changes in our credit spread (charge of $158 million in 2009). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
          The change in fair value related to changes in our credit spread that has been recognized since these notes were designated as held for trading to October 31, 2010 was an unrealized loss of $29 million. Starting in 2009, we hedged the exposure to changes in our credit spread.
          The fair value and amount due at contractual maturity of these notes as at October 31, 2010 were $3,976 million and $4,084 million, respectively ($3,073 million and $3,377 million, respectively, in 2009).

Note 16: Other Liabilities

(Canadian $ in millions)	2010	2009

Acceptances	7,001	7,640
Securities sold but not yet purchased	16,438	12,064
Securities lent or sold under repurchase agreements	47,110	46,312

	70,549	66,016

Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
Securities Sold but not yet Purchased
Securities sold but not yet purchased represent our obligation to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.
Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

(Canadian $ in millions)	2010	2009

Other
Accounts payable, accrued expenses and other items	6,741	5,791
Accrued interest payable	1,024	1,152
Non-controlling interest in subsidiaries	1,338	1,355
Liabilities of subsidiaries, other than deposits	2,430	2,588
Insurance-related liabilities	4,185	3,545
Pension liability (Note 23)	23	36
Tax payable	902	736
Other employee future benefits liability (Note 23)	771	735

Total	17,414	15,938

Included in non-controlling interest in subsidiaries as at October 31, 2010 were capital trust securities including accrued interest totalling $1,060 million ($1,060 million in 2009) (see Note 18) and 7.375% preferred shares of US$250 million (US$250 million in 2009) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that forms part of our Tier 1 regulatory capital.
Insurance-Related Liabilities
We are engaged in insurance businesses related to life and health insurance, annuities products and reinsurance.
          Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during either 2009 or 2010.
Reinsurance
In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.
          Reinsurance recoverables related to our life insurance business are included in Other liabilities – Insurance-related liabilities to offset the related liabilities. Insurance-related liabilities are net of ceded reinsurance of $872 million in 2010 ($758 million in 2009).
          Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31 are shown in the table below.

(Canadian $ in millions)	2010	2009	(1)	2008

Direct premium income	1,256	983		492
Ceded premiums from reinsurance	(462)	(408)		(211)

	794	575		281

(1)	Includes the financial results of the BMO Life Assurance acquisition on April 1, 2009.

BMO Financial Group 193rd Annual Report 2010  141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 17: Subordinated Debt
Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).
          During the year ended October 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, Tranche 1, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date.
          During the year ended October 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.
          During the year ended October 31, 2008, we issued Series F Medium-Term Notes, Tranche 1, totalling $900 million. We redeemed all of our 5.75% Series A Medium-Term Notes, Tranche 2, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date.
          We have issued $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (“BMO TSNs –
Series A”) through BMO Subordinated Notes Trust (“SN Trust”). SN Trust is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO TSNs – Series A issued by SN Trust are not reported in our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements or changes to tax legislation.
          We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs – Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.
          The senior deposit note we issued to SN Trust bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

The term to maturity and repayments of our subordinated debt are as follows:

(Canadian $ in millions,			Interest	Redeemable at our option	2010		2009
except as noted)	Face value	Maturity date	rate (%)	beginning in	Total	(8)	Total

Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100		100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150		150
Series C Medium-Term Notes
Tranche 1	500	January 2015	4.00	Redeemed	–		500
Tranche 2	500	April 2020	4.87	April 2015 (2)	500		500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700		700
Tranche 2	1,200	June 2017	5.20	June 2012 (4)	1,200		1,200
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (5)	900		900

					3,550	(7)	4,050	(7)

BMO Trust Subordinated Notes – Series A	800	September 2022	5.75	September 2017 (6)	800		800

Total					4,350		4,850

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.

(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.

(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.

(4)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012, and redeemable at par commencing June 21, 2012.

(5)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.

(6)	Redeemable at the greater of par and the Canada Yield Price prior to September 26, 2017, and redeemable at par commencing September 26, 2017.

(7)	Certain subordinated debt recorded amounts include quasi fair value adjustments that increase their carrying value by $226 million ($186 million in 2009) as they are part of fair value hedges (see Note 10).

(8)	All of our subordinated debt has a term to maturity of over five years.
Please refer to the offering circular related to each of the issues above for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

Note 18: Capital Trust Securities
We issue BMO Capital Trust Securities (“BMO BOaTS”) through our consolidated subsidiary BMO Capital Trust (the “Trust”). The proceeds of the BMO BOaTS are used to purchase mortgages. We consolidate the Trust, and the BMO BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BMO BOaTS.
          During the year ended October 31, 2009, we issued $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) through BMO Capital Trust II (“Trust II”). Trust II is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Trust II used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. The BMO T1Ns – Series A
are redeemable, at the option of Trust II, subject to certain conditions on or after December 31, 2013. In certain circumstances, the BMO T1Ns – Series A may be automatically exchanged for, or interest payable thereon may be paid by, the issuance of Class B non-cumulative preferred shares of Bank of Montreal. The senior deposit note we issued to Trust II bears interest at an annual rate of 10.421%, which will be reset on December 31, 2018 and on every fifth anniversary of that date thereafter until December 31, 2103. BMO T1Ns – Series A and the senior deposit note will mature on December 31, 2107.
          Holders of the BMO BOaTS and BMO T1Ns – Series A are entitled to receive semi-annual fixed cash distributions as long as we declare dividends on our preferred shares or, if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

142  BMO Financial Group 193rd Annual Report 2010

		Distribution		Redemption date	Conversion date
		per BOaTS(1)/		At the option	At the option	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates	BMO T1Ns		of the Trust	of the holder	2010	2009

Capital Trust Securities
Series A	June 30, December 31	34.52		Redeemed	na	–	350
Series B	June 30, December 31	33.24		June 30, 2006	June 30, 2011	400	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400

						800	1,150

Non-Controlling Interest
Series D	June 30, December 31	27.37	(2)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(3)	December 31, 2010		450	450

						1,050	1,050

Total Capital Trust Securities						1,850	2,200

BMO T1Ns – Series A	June 30, December 31	51.11	(4)	December 31, 2013		450	450

(1)	Distribution is paid on each trust security which has a par value of $1,000.
(2)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(3)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

(4)	Starting on December 31, 2018 and on every fifth anniversary of such date thereafter until December 31, 2103, the interest rate on the BMO Tier 1 Notes – Series A will be reset to an interest rate per annum equal to the Government of Canada Yield plus 10.50%.
na – not applicable

Redemption by the Trust
On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.
           During the year ended October 31, 2010, we redeemed all of our BMO Capital Trust Securities – Series A (“BMO BOaTS – Series A”) at a redemption amount equal to $1,000, representing an aggregate redemption of $350 million, plus unpaid indicated distributions.
           On November 23, 2010, we also announced our intention to redeem all of our BMO Capital Trust Securities – Series B (“BMO BOaTS – Series B”) at a redemption amount equal to $1,000, representing an aggregate redemption of $400 million, plus unpaid indicated distributions.
Conversion by the Holders
On or after the conversion dates indicated above, the BMO BOaTS Series B and C may be exchanged for our Class B Preferred shares, Series 8 and 9, respectively, at the option of the holders. BMO BOaTS Series D, E and BMO T1Ns cannot be converted at the option of the holder.
Automatic Exchange
The BMO BOaTS Series B, C, D, E and BMO T1Ns will each be automatically exchanged for 40 of our Class B Preferred shares, Series 8, 9, 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 19: Interest Rate Risk
We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.
Interest Rate Gap Position
The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
           The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management policies.
The assumptions for the year ended October 31, 2010 were as follows:
Assets
Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
          Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.
Liabilities
Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
          Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing liabilities with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.
Capital
Common shareholders’ equity is reported as non-interest sensitive.
Yields
Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2010.

BMO Financial Group 193rd Annual Report 2010  143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Gap Position
(Canadian $ in millions, except as noted)

				Total	Effective		Effective		Effective	Non-
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	Total

Canadian Dollar
Assets
Cash and cash equivalents	(4,107)	74	(1,221)	(5,254)	0.18	319	0.18	–	–	(1,594)	(6,529)
Interest bearing deposits with banks	586	–	–	586	0.71	–	–	–	–	–	586
Securities	50,788	1,134	1,920	53,842	2.47	16,232	3.52	4,709	4.63	750	75,533
Securities borrowed or purchased under resale agreements	7,490	369	20	7,879	1.01	–	–	–	–	–	7,879
Loans	79,361	3,624	6,160	89,145	3.95	29,491	5.60	2,246	5.54	8,075	128,957
Other assets	88,538	611	5,578	94,727	na	10,828	na	650	na	2,983	109,188

Total assets	222,656	5,812	12,457	240,925		56,870		7,605		10,214	315,614

Liabilities and Shareholders’ Equity
Deposits	76,365	5,324	11,179	92,868	1.34	54,048	1.23	4,915	4.89	–	151,831
Securities sold but not yet purchased	11,013	–	–	11,013	2.24	–	–	–	–	–	11,013
Securities lent or sold under
repurchase agreements	21,826	103	–	21,929	1.00	–	–	–	–	–	21,929
Other liabilities	88,819	163	295	89,277	na	3,242	na	3,254	na	8,918	104,691
Subordinated debt and
Capital trust securities	626	–	–	626	–	2,200	4.53	1,750	6.14	–	4,576
Shareholders’ equity	659	–	–	659	–	1,925	–	250	–	18,740	21,574

Total liabilities and shareholders’ equity	199,308	5,590	11,474	216,372		61,415		10,169		27,658	315,614

Asset/liability gap position	23,348	222	983	24,553		(4,545)		(2,564)		(17,444)	–

Notional amounts of derivatives	(18,416)	(63)	(1,382)	(19,861)		15,575		4,286		–	–

Total Canadian dollar interest rate gap position
2010	4,932	159	(399)	4,692		11,030		1,722		(17,444)	–
2009	(1,681)	967	3,968	3,254		11,510		1,067		(15,831)	–

U.S. Dollar and Other Currencies
Assets
Cash and cash equivalents	21,992	221	1,521	23,734	2.20	268	–	237	–	(342)	23,897
Interest bearing deposits with banks	2,600	–	–	2,600	0.44	–	–	–	–	–	2,600
Securities	40,014	864	647	41,525	1.19	2,196	8.01	4,099	3.61	46	47,866
Securities borrowed or purchased
under resale agreements	17,614	1,786	720	20,120	0.36	103	0.36	–	–	–	20,223
Loans	33,010	2,894	2,722	38,626	3.43	6,728	6.03	1,809	6.08	523	47,686
Other assets	(40,750)	(402)	(3,991)	(45,143)	na	(2,478)	na	(509)	na	1,884	(46,246)

Total assets	74,480	5,363	1,619	81,462		6,817		5,636		2,111	96,026

Liabilities and Shareholders’ Equity
Deposits	72,248	2,073	3,461	77,782	0.44	17,437	1.08	2,201	0.19	–	97,420
Securities sold but not yet purchased	5,425	–	–	5,425	0.81	–	–	–	–	–	5,425
Securities lent or sold under repurchase agreements	24,720	359	102	25,181	0.21	–	–	–	–	–	25,181
Other liabilities	(34,714)	87	174	(34,453)	na	1,372	na	252	na	523	(32,306)
Shareholders’ equity	–	–	–	–	–	306	–	–	–	–	306

Total liabilities and shareholders’ equity	67,679	2,519	3,737	73,935		19,115		2,453		523	96,026

Asset/liability gap position	6,801	2,844	(2,118)	7,527		(12,298)		3,183		1,588	–

Notional amounts of derivatives	(5,306)	(918)	2,310	(3,914)		6,611		(2,697)		–	–

Total U.S. dollar and other currencies interest rate gap position
2010	1,495	1,926	192	3,613		(5,687)		486		1,588	–
2009	5,184	(1,374)	(128)	3,682		(4,638)		(1,162)		2,118	–

na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation.

144  BMO Financial Group 193rd Annual Report 2010

Note 20: Share Capital

Outstanding
(Canadian $ in millions, except as noted)			2010			2009			2008

			Dividends			Dividends			Dividends
	Number		declared	Number		declared	Number		declared
	of shares	Amount	per share	of shares	Amount	per share	of shares	Amount	per share

Preferred Shares – Classified as Liabilities
Class B – Series 6 (1)	–	–	–	–	–	–	10,000,000	250	1.19

		–			–			250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	1.33	8,000,000	200	1.33	8,000,000	200	1.33
Class B – Series 10 (2)	12,000,000	396	1.49	12,000,000	396	1.49	12,000,000	396	1.49
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.48
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	0.94
Class B – Series 16	12,000,000	300	1.30	12,000,000	300	1.30	12,000,000	300	0.55
Class B – Series 18	6,000,000	150	1.63	6,000,000	150	1.55	–	–	–
Class B – Series 21	11,000,000	275	1.63	11,000,000	275	1.11	–	–	–
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	0.59	–	–	–

		2,571			2,571			1,746

Common Shares
Balance at beginning of year	551,715,904	6,198		506,044,982	4,773		498,562,702	4,411
Issued during the year	–	–		33,340,000	1,000		–	–
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan	9,749,878	537		9,402,542	338		2,413,244	122
Issued under the Stock Option Plan (Note 22)	5,002,174	192		2,917,490	87		1,778,586	60
Issued on the exchange of shares of
a subsidiary corporation	484	–		10,890	–		7,260	–
Issued on the acquisition of a business	–	–		–	–		3,283,190	180

Balance at end of year	566,468,440	6,927	2.80	551,715,904	6,198	2.80	506,044,982	4,773	2.80

Treasury Shares	–	–	na	–	–	na	(1,469,949)	(65)	na

Share Capital		9,498			8,769			6,454

(1)	Redeemed in 2009.
(2)	Dividend amounts in U.S. dollars.
Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
          During the year ended October 31, 2010, we did not issue or redeem any preferred shares.
          During the year ended October 31, 2009, we issued the following preferred shares:
•	6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.

•	11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.

•	16,000,000 5.4% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 23, at a price of $25.00 per share, representing an aggregate issue price of $400 million.
During the year ended October 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $253 million.
          During the year ended October 31, 2008, we issued the following preferred shares:
•	10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.

na – not applicable
•	12,000,000 5.2% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.

During the year ended October 31, 2008, we did not redeem any preferred shares.
Preferred Share Rights and Privileges
Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B – Series 6 shares were redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeemed the shares before November 25, 2007, or an equivalent value of our common shares. The shares were redeemed during the year ended October 31, 2009. The shares carried a non-cumulative quarterly dividend of $0.296875 per share.
Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.
Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.
Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

BMO Financial Group 193rd Annual Report 2010  145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.
Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by the Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.
          During the year ended October 31, 2010, we issued 14,752,536 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options. We did not issue any common shares through a public offering.
          During the year ended October 31, 2009, we issued 33,340,000 common shares through a public offering at a price of $30.00 per share, representing an aggregate issuance of $1.0 billion. We also issued 12,330,922 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options.
Normal Course Issuer Bid
On October 27, 2010, we announced our intention to renew our normal course issuer bid, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (“OSFI”) and the
Toronto Stock Exchange under which we may repurchase for cancellation up to 15,000,000 BMO common shares (representing approximately 2.7% of our common shares outstanding).
          We participated in a normal course issuer bid during the period from December 2, 2009 to December 1, 2010 under which we were able to repurchase for cancellation up to 15,000,000 common shares, approximately 2.7% of our common shares then outstanding.
          During the years ended October 31, 2010, 2009 and 2008, we did not repurchase any common shares.
Issuances Exchangeable into Common Shares
One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 252,023, 252,507 and 263,397 of our common shares would have been needed to complete the exchange as at October 31, 2010, 2009 and 2008, respectively.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues for cash.
          We are prohibited from declaring or paying dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
          In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”), two of our subsidiaries, fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).
Shareholder Dividend Reinvestment
and Share Purchase Plan (“the Plan”)
We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the Plan is optional. Under the terms of the Plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.
          We may issue common shares from treasury at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2010, we issued a total of 9,749,878 common shares (9,402,542 in 2009) under the Plan.
Potential Share Issuances
As at October 31, 2010, we had reserved 24,076,259 common shares for potential issuance in respect of the Plan and 252,017 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 15,232,139 common shares for the potential exercise of stock options, as further described in Note 22.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

146  BMO Financial Group 193rd Annual Report 2010

Note 21: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.
          Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible.
          Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel II basis.
          Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and other deductions required under Basel II. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investment in insurance subsidiaries and other substantial investments along with other Basel II deductions. Details of components of our capital position are presented in Notes 16, 17, 18 and 20.
          Our Tier 1 Capital Ratio, Tangible Common Equity Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Tangible Common Equity Ratio is defined as common shareholders’ equity less goodwill and intangibles, divided by risk-weighted assets.
•	The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2010	2009

Tier 1 Capital	21,678	20,462
Tier 2 Capital	3,959	4,397
Total Capital	25,637	24,859
Total Risk-Weighted Assets	161,165	167,201
Tier 1 Capital Ratio	13.45%	12.24%
Tangible Common Equity Ratio	10.47%	9.21%
Total Capital Ratio	15.91%	14.87%
Assets-to-Capital Multiple	14.46	14.09

Both our Tier 1 and Total Capital Ratios remain above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. Our Assets-to-Capital Multiple remains below the maximum permitted by OSFI.

Note 22: Employee Compensation – Stock-Based Compensation
Stock Option Plan
We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day prior to the grant date. Options vest 25% per year over a four-year period starting from their grant date. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.
          We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2010		2009		2008

		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price	stock options	exercise price

Outstanding at beginning of year	18,578,613	45.23	20,055,702	43.68	20,656,713	41.55
Granted	1,737,204	53.45	2,220,027	34.12	1,442,833	59.14
Exercised	5,002,174	37.21	2,917,490	28.95	1,778,586	31.65
Forfeited/cancelled	23,957	56.46	290,849	39.21	2,700	50.23
Expired	57,547	56.00	488,777	31.99	262,558	42.63

Outstanding at end of year	15,232,139	48.74	18,578,613	45.23	20,055,702	43.68
Exercisable at end of year	7,533,698	45.14	11,575,233	41.47	14,332,077	37.69
Available for grant	9,850,335		11,506,035		2,985,056
Outstanding stock options as a percentage of outstanding shares	2.69%		3.37%		3.96%

Employee compensation expense related to this plan for the years ended October 31, 2010, 2009 and 2008 was $17 million, $8 million and $12 million before tax, respectively ($16 million, $7 million and $11 million after tax, respectively).
          The intrinsic value of a stock option is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2010, 2009 and 2008 was $189 million, $158 million and $104 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2010, 2009 and 2008 was $119 million, $120 million and $101 million, respectively.

BMO Financial Group 193rd Annual Report 2010  147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Options outstanding and options exercisable as at October 31, 2010 and 2009 by range of exercise price were as follows:

(Canadian $, except as noted)						2010						2009

	Options outstanding			Options exercisable			Options outstanding			Options exercisable

		Weighted-			Weighted-			Weighted-			Weighted-
		average	Weighted-		average	Weighted-		average	Weighted-		average	Weighted-
	Number	remaining	average	Number	remaining	average	Number	remaining	average	Number	remaining	average
	of stock	contractual	exercise	of stock	contractual	exercise	of stock	contractual	exercise	of stock	contractual	exercise
Range of exercise prices	options	life (years)	price	options	life (years)	price	options	life (years)	price	options	life (years)	price

$20.01 to $30.00	–	–	–	–	–	–	347,862	0.1	25.60	347,862	0.1	25.60
$30.01 to $40.00	5,389,919	3.5	35.46	3,530,925	2.0	35.71	9,555,366	3.2	36.28	7,188,519	1.7	36.77
$40.01 to $50.00	1,590,797	2.4	41.22	1,371,877	2.3	41.08	1,974,686	3.4	41.16	1,730,075	3.2	40.97
$50.01 to $60.00	4,447,969	5.8	54.53	1,258,120	3.6	55.24	2,867,545	4.6	55.21	1,380,358	4.6	55.22
$60.01 and over	3,803,454	6.1	63.95	1,372,776	5.9	64.23	3,833,154	7.1	63.95	928,419	6.8	64.39

The following table summarizes nonvested stock option activity for the years ended October 31, 2010 and 2009:

(Canadian $, except as noted)		2010		2009

		Weighted-		Weighted-
		average		average
	Number of	grant date	Number of	grant date
	stock options	fair value	stock options	fair value

Nonvested at beginning of year	7,003,380	7.38	5,723,625	8.36
Granted	1,737,204	9.97	2,220,027	5.57
Vested	1,023,394	7.61	934,062	9.05
Forfeited/cancelled	18,749	11.65	6,210	8.35

Nonvested at end of year	7,698,441	7.93	7,003,380	7.38

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2010	2009	2008

Unrecognized compensation cost for nonvested stock option awards	11	11	8
Weighted-average period over which it will be recognized (in years)	2.6	2.5	2.7
Total intrinsic value of stock options exercised	107	52	30
Cash proceeds from stock options exercised	186	84	56
Actual tax benefits realized on stock options exercised	1	2	3
Weighted-average share price for stock options exercised	58.6	46.7	49.4

The fair value of options granted was estimated using an option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2010, 2009 and 2008 was $9.97, $5.57 and $8.24, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2010	2009	2008

Expected dividend yield	6.6%	5.9%	4.1%
Expected share price volatility	27.5%	23.8%	19.5%
Risk-free rate of return	2.9%	2.6%	4.0%
Expected period until exercise (in years)	6.5	6.5	7.3

Changes to the input assumptions can result in different fair value estimates.
Expected dividend yield is determined using the historic yield for the prior year. Expected volatility is based on an equal weighting of the implied volatility from traded options on our common shares and the historical volatility of our share price. The risk-free rate is based on the yields of Canadian strip bonds with a maturity similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2010, 2009 and 2008 was $53.45, $34.12 and $59.14, respectively.
Other Stock-Based Compensation Plans
Share Purchase Plan
We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
          We account for our contribution as employee compensation expense when it is contributed to the plan.
          Employee compensation expense related to this plan for the years ended October 31, 2010, 2009 and 2008 was $41 million, $42 million and $41 million, respectively. There were 17,244,042, 17,360,921 and 14,958,315 common shares held in this plan for the years ended October 31, 2010, 2009 and 2008, respectively.
Mid-Term Incentive Plans
We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares. For units granted prior to 2009, for certain executive and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our Canadian competitors.
          Mid-term incentive plan units granted during the years ended October 31, 2010, 2009 and 2008 totalled 5,651,067, 5,950,028 and 4,548,827, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $268 million, $187 million and $267 million in the years ended October 31, 2010, 2009 and 2008, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $127 million and $106 million as at October 31, 2010 and 2009, respectively. The deferred amount as at October 31, 2010 is expected to be recognized over a weighted-average period of 1.8 years (1.7 years in 2009). Employee compensation expense related to these plans for the years ended October 31, 2010, 2009 and 2008 was $234 million, $202 million and $239 million before tax, respectively ($164 million, $137 million and $160 million after tax, respectively).

148  BMO Financial Group 193rd Annual Report 2010

           For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period prior to payment to employees and adjusted to reflect reinvested dividends and the current market value of our common shares. Mid-term incentive plan units granted under these plans during the years ended October 31, 2010, 2009 and 2008 totalled 512,649, 572,348 and 255,286, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2010, 2009 and 2008 was $27 million, $22 million and $16 million, respectively. Payments made under these plans for the years ended October 31, 2010, 2009 and 2008 were $18 million, $13 million and $11 million, respectively. The liability related to these plans as at October 31, 2010 and 2009 was $52 million and $32 million, respectively.
           Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2010, 2009 and 2008 was $32 million, $24 million and $4 million before tax, respectively ($22 million, $16 million and $3 million after tax, respectively). We commenced economically hedging the impact of the change in the market value of our common shares in fiscal 2008 by entering into total return swaps with an external counterparty. Hedging gains of $7 million were recognized for the year ended October 31, 2010 (hedging gains of $11 million in 2009 and hedging losses of $4 million in 2008), resulting in net employee compensation expense of $25 million before tax ($17 million after tax) ($13 million before tax ($9 million after tax) in 2009 and $8 million before tax ($6 million after tax) in 2008).
           A total of 14,343,868, 12,491,078 and 9,900,297 mid-term incentive plan units were outstanding for the years ended October 31, 2010, 2009 and 2008, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, executives, and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares.
These stock units are fully vested on the grant date. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.
           Deferred incentive payments are paid upon retirement or resignation. The deferred incentive payments can be made in cash or shares.
           Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
           Deferred incentive plan units granted during the years ended October 31, 2010, 2009 and 2008 totalled 283,791, 456,943 and 379,034, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2010, 2009 and 2008 was $16 million, $19 million and $20 million, respectively.
           Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $233 million and $172 million as at October 31, 2010 and 2009, respectively. Payments made under these plans for the years ended October 31, 2010, 2009 and 2008 were $3 million, $12 million and $5 million, respectively.
           Employee compensation expense (recovery) related to these plans for the years ended October 31, 2010, 2009 and 2008 was $52 million, $38 million and $(46) million before tax, respectively ($36 million, $26 million and $(31) million after tax, respectively). We have entered into derivative instruments to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2010, 2009 and 2008 of $48 million, $36 million and $(52) million before tax, respectively, were also recognized, resulting in net employee compensation expense of $4 million, $2 million and $6 million before tax, respectively ($3 million, $1 million and $4 million after tax, respectively).
           A total of 3,544,651, 3,139,730 and 3,101,995 deferred incentive plan units were outstanding for the years ended October 31, 2010, 2009 and 2008, respectively.

Note 23: Employee Compensation – Pension and
Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
           Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
           We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary.
           We recognize the cost of our pension plans in employee compensation expense as the employees work for us.
           We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.
Pension and Other Employee Future Benefit Liabilities
We have the following types of benefit liabilities: defined benefit and defined contribution pension liabilities and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
           Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.
           The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ specific cash flows.
           Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:
           Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

BMO Financial Group 193rd Annual Report 2010  149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.
           Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
           At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
           Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans.
           Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.
           Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.
Funding of Pension and Other Employee
Future Benefit Plans
Our statutory pension plans in Canada, the United States and the United Kingdom are funded by us and the assets in these plans are used to pay benefits to retirees.
           Our supplementary pension plans in Canada are partially funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are either partially funded or unfunded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.
           We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2010. The next funding valuation will be performed as at October 31, 2011. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2010.

Summarized information for the past five years is as follows:

(Canadian $ in millions)	Pension benefit plans					Other employee future benefit plans

	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Defined benefit liability	4,839	4,125	3,634	4,082	4,248	975	898	705	908	952
Fair value of plan assets	5,185	4,122	3,476	4,533	4,339	67	63	71	68	68

Surplus (deficit)	346	(3)	(158)	451	91	(908)	(835)	(634)	(840)	(884)

(Gain) loss in the benefit liability arising from changes in assumptions	586	436	(832)	(269)	121	38	166	(264)	(60)	58
(Excess) shortfall of actual returns over expected returns on plan assets	(279)	(254)	1,422	(157)	(231)	(3)	6	20	(6)	(1)

Asset Allocations
The investment policy for plan assets is to have a diversified mix of quality investments that are expected to provide a superior real rate of return over the long term, while limiting performance volatility.
Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Pension benefit plans (1)				Other employee future benefit plans

	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2010	2010	2009	2008	2010	2010	2009	2008

Equities	53%	55%	49%	45%	50%	50%	52%	65%
Fixed income investments	35%	35%	39%	44%	50%	49%	33%	35%
Other	12%	10%	12%	11%	–	1%	15%	–

(1)	Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.

150   BMO Financial Group 193rd Annual Report 2010

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010	2009	2008

Annual Benefits Expense
Benefits earned by employees	128	115	141	19	13	19
Interest cost on accrued benefit liability	254	259	236	57	50	51
Actuarial loss recognized in expense	75	76	10	4	–	12
Amortization of plan amendment costs	14	16	14	(8)	(8)	(8)
Settlement gain	(3)	–	–	–	–	–
Expected return on plan assets	(292)	(245)	(298)	(5)	(5)	(6)

Annual benefits expense	176	221	103	67	50	68
Canada and Quebec pension plan expense	59	58	56	–	–	–
Defined contribution expense	7	8	9	–	–	–

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	242	287	168	67	50	68

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010		2009		2008

The impact on annual benefits expense if we had recognized all costs and benefits as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	242	287	168	67		50		68
(Excess) shortfall of actual returns over expected returns on plan assets	(279)	(254)	1,422	(3)		6		20
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising	511	360	(842)	34		166		(276)
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising	–	(14)	(14)	8		8		8

Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year	474	379	734	106		230		(180)

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	11	11	11	13		14		12
Expected average remaining period to full benefit eligibility (in years)	na	na	na	10		11		10
Discount rate at beginning of year	6.2%	7.3%	5.6%	6.4%		7.3%		5.5%
Expected long-term rate of return on plan assets	6.5%	6.6%	6.6%	8.0%		8.0%		8.0%
Rate of compensation increase	3.0%	3.7%	3.9%	3.0%		3.7%		3.9%
Assumed overall health care cost trend rate	na	na	na	7.3%	(1)	7.4%	(2)	7.1% (3)

(1)	Trending to 4.4% in 2029 and remaining at that level thereafter.

(2)	Trending to 4.4% in 2018 and remaining at that level thereafter.

(3)	Trending to 4.5% in 2013 and remaining at that level thereafter.
na – not applicable

BMO Financial Group 193rd Annual Report 2010   151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010	2009	2008

Benefit liability
Benefit liability at beginning of year	4,125	3,634	4,082	898	705	908
Opening adjustment for the inclusion of the United Kingdom plan	–	–	101	–	–	–
Benefits earned by employees	128	115	141	19	13	19
Interest cost on benefit liability	254	259	236	57	50	51
Benefits paid to pensioners and employees	(236)	(258)	(228)	(29)	(26)	(26)
Voluntary employee contributions	8	8	7	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	586	436	(832)	38	166	(264)
Plan settlement	4	3	(6)	–	–	–
Plan amendments (b)	14	2	–	–	–	–
Other, primarily foreign exchange	(44)	(74)	133	(8)	(10)	17

Benefit liability at end of year	4,839	4,125	3,634	975	898	705

Wholly or partially funded benefit liability	4,815	4,107	3,600	67	63	71
Unfunded benefit liability	24	18	34	908	835	634

Total benefit liability	4,839	4,125	3,634	975	898	705

Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	5.2%	6.2%	7.3%	5.4%	6.4%	7.3%
Rate of compensation increase	3.0%	3.0%	3.7%	3.0%	3.7%	3.7%
Assumed overall health care cost trend rate	na	na	na	5.6% (1)	7.3% (2)	7.4% (3)

Fair value of plan assets
Fair value of plan assets at beginning of year	4,122	3,476	4,533	63	71	68
Opening adjustment for the inclusion of the United Kingdom plan	–	–	80	–	–	–
Actual return on plan assets	571	499	(1,124)	8	(1)	(14)
Employer contributions	766	464	105	29	26	26
Voluntary employee contributions	8	8	7	–	–	–
Benefits paid to pensioners and employees	(231)	(250)	(228)	(29)	(26)	(26)
Settlement payments	(4)	(7)	(6)	–	–	–
Other, primarily foreign exchange	(47)	(68)	109	(4)	(7)	17

Fair value of plan assets at end of year	5,185	4,122	3,476	67	63	71

Plan funded status	346	(3)	(158)	(908)	(835)	(634)
Unrecognized actuarial (gain) loss (a)	1,445	1,210	1,129	162	130	(41)
Unrecognized cost (benefit) of plan amendments (b)	86	87	103	(25)	(30)	(38)

Net benefit asset (liability) at end of year	1,877	1,294	1,074	(771)	(735)	(713)

Recorded in:
Other assets	1,900	1,330	1,121	–	–	–
Other liabilities	(23)	(36)	(47)	(771)	(735)	(713)

Net benefit asset (liability) at end of year	1,877	1,294	1,074	(771)	(735)	(713)

The plans paid $3 million for the year ended October 31, 2010 ($2 million in 2009; $3 million in 2008) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2010, 2009 and 2008.
(1) Trending to 4.4% in 2030 and remaining at that level thereafter.
(2) Trending to 4.4% in 2029 and remaining at that level thereafter.
(3) Trending to 4.4% in 2018 and remaining at that level thereafter.
na – not applicable

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010	2009	2008

Accrued benefit liability	133	126	3,407	975	898	705
Fair value of plan assets	106	90	3,234	67	63	71

Net benefit liability	27	36	173	908	835	634

152   BMO Financial Group 193rd Annual Report 2010

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2010	2009	2008	2010	2009	2008

Unrecognized actuarial (gain) loss at beginning of year	1,210	1,129	537	130	(41)	211
(Gain) loss on the benefit liability arising from changes in assumptions	586	436	(832)	38	166	(264)
Shortfall (excess) of actual returns over expected returns on plan assets	(279)	(254)	1,422	(3)	6	20
Recognition in expense of a portion of the unrecognized actuarial loss	(75)	(76)	(10)	(4)	–	(12)
Impact of foreign exchange and other	3	(25)	12	1	(1)	4

Unrecognized actuarial (gain) loss at end of year	1,445	1,210	1,129	162	130	(41)

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2010	2009	2008	2010	2009	2008

Unrecognized cost (benefit) of plan amendments at beginning of year	87	103	95	(30)	(38)	(46)
Opening adjustment for the inclusion of the United Kingdom plan	–	–	21	–	–	–
Cost of plan amendments initiated during the year	14	2	–	–	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(14)	(16)	(14)	8	8	8
Impact of foreign exchange and other	(1)	(2)	1	(3)	–	–

Unrecognized cost (benefit) of plan amendments at end of year	86	87	103	(25)	(30)	(38)

Sensitivity of Assumptions
Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
	Pension		future benefits

	Benefit	Benefit	Benefit	Benefit
(Canadian $ in millions, except as noted)	liability	expense	liability	expense

Discount rate (%)	5.2	6.2	5.4	6.4
Impact of: 1% increase ($)	(578)	(17)	(130)	(4)
1% decrease ($)	719	17	166	4

Rate of compensation increase (%)	3.0	3.0	3.0	3.0
Impact of: 0.25% increase ($)	34	4	1	–
0.25% decrease ($)	(34)	(4)	(1)	–

Expected rate of return on assets (%)	na	6.5	na	8.0
Impact of: 1% increase ($)	na	(45)	na	(1)
1% decrease ($)	na	44	na	1

Assumed overall health care cost trend rate (%)	na	na	5.6 (1)	7.3 (2)
Impact of: 1% increase ($)	na	na	142	13
1% decrease ($)	na	na	(114)	(10)

(1)	Trending to 4.4% in 2030 and remaining at that level thereafter.

(2)	Trending to 4.4% in 2029 and remaining at that level thereafter.

na – not applicable

Cash Flows
Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2010	2009	2008	2010	2009	2008

Contributions to defined benefit plans	744	433	90	–	–	–
Contributions to defined contribution plans	7	8	9	–	–	–
Benefits paid directly to pensioners	22	31	15	29	26	26

Total	773	472	114	29	26	26

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2011 is approximately $165 million to our pension benefit plans and $40 million to our other employee future benefit plans.
Estimated Future Benefit Payments
Estimated future benefit payments in the next five years and thereafter are as follows:

	Pension	Other employee
(Canadian $ in millions)	benefit plans	future benefit plans

2011	251	38
2012	262	40
2013	271	43
2014	283	47
2015	293	49
2016–2020	1,617	293

BMO Financial Group 193rd Annual Report 2010   153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Hierarchy
We determine the fair value of our pension benefit and other employee future benefit plan assets using the methods described in Note 29. We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value, consistent with the fair value hierarchy table for the financial instruments held by the bank, provided in Note 29. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, derivative assets and derivative liabilities was as follows:

Pension Benefit Plans	Valued using	Valued using		Valued using
	quoted	models (with		models (without
As at October 31, 2010 (Canadian $ in millions)	market prices	observable inputs	)	observable inputs	)

Cash and Cash Equivalents	218	–		–

Securities issued or guaranteed by:
Canadian federal government	562	–		–
Canadian provincial and municipal governments	919	35		2
U.S. federal government	10	–		–
U.S. states, municipalities and agencies	11	24		–
Other governments	66	3		–
Mortgage-backed securities and collateralized mortgage obligations	–	27		24
Corporate debt	388	318		36
Corporate equity	1,626	672		226

Total securities	3,582	1,079		288

Derivative Assets
Interest rate contracts	40	–		–
Foreign exchange contracts	–	448		–
Equity contracts	333	–		1

Total derivative assets	373	448		1

Derivative Liabilities
Interest rate contracts	39	–		–
Foreign exchange contracts	–	442		–
Equity contracts	323	–		–

Total derivative liabilities	362	442		–

Total	3,811	1,085		289

Other Employee Future Benefit Plans	Valued using	Valued using		Valued using
	quoted	models (with		models (without
As at October 31, 2010 (Canadian $ in millions)	market prices	observable inputs	)	observable inputs	)

Cash and Cash Equivalents	1	–		–

Securities issued or guaranteed by:
U.S. federal government	1	–		–
U.S. states, municipalities and agencies	–	2		–
Corporate debt	8	19		–
Corporate equity	36	–		–

Total securities	45	21		–

Total	46	21		–

The table below presents a reconciliation of all changes in plan assets categorized as Level 3 financial instruments for the year ended October 31, 2010:

Pension Benefit Plans													Unrealized
													gains (losses	)
													on assets
												Fair value	and liabilities
	Balance at	Realized		Unrealized						Transfers	Transfers	as at	still held at
For the year ended October 31, 2010	October 31,	gains		gains						into	out of	October 31,	October 31,
(Canadian $ in millions)	2009	(losses	)	(losses	)	Purchases	Sales	Maturities	(1)	Level 3	Level 3	2010	2010

Securities issued or guaranteed by:
Canadian provincial and municipal governments	10	–		2		–	–	–		2	(12)	2	–
U.S. states, municipalities and agencies	1	–		–		–	–	–		–	(1)	–	–
Mortgage-backed securities and collateralized mortgage obligations	20	–		–		9	(2)	–		–	(3)	24	–
Corporate debt	20	–		3		28	(2)	–		–	(13)	36	2
Corporate equity	223	–		2		2	–	–		–	(1)	226	2

Total securities	274	–		7		39	(4)	–		2	(30)	288	4

Derivative Assets
Equity contracts	1	–		–		2	(2)	–		–	–	1	–

Total derivative assets	1	–		–		2	(2)	–		–	–	1	–

(1) Includes cash settlement of derivative assets and derivative liabilities.

154  BMO Financial Group 193rd Annual Report 2010

Note 24: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.
           In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive income (loss) on translation of net foreign operations.
           The future income tax balances included in other assets of $559 million and in other liabilities of $332 million as at October 31, 2010 ($513 million and $330 million, respectively, in 2009) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted.

Components of Future Income Tax Balances
(Canadian $ in millions)	2010	2009

Future Income Tax Assets
Allowance for credit losses	536	547
Employee future benefits	212	222
Deferred compensation benefits	213	197
Other comprehensive income	17	17
Tax loss carryforwards	202	84
Other	203	135

	1,383	1,202
Valuation allowance	(125)	(100)

Total future income tax assets	1,258	1,102

Future Income Tax Liabilities
Premises and equipment	(186)	(196)
Pension benefits	(563)	(416)
Intangible assets	(95)	(100)
Securities	(193)	(184)
Other	6	(23)

Total future income tax liabilities	(1,031)	(919)

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Included in future income tax assets is $80 million related to Canadian tax loss carryforwards that will expire in 2030, $24 million (net of valuation allowance) related to U.S. operations that will expire in 2031 and $1 million related to Chinese operations that will expire in 2016. The valuation allowance as at October 31, 2010 and 2009 is primarily attributable to future income tax assets generated in certain U.S. states for which management believes it is more likely than not that realization of these assets will not occur.
           Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2010, 2009 and 2008 are estimated to be $236 million, $266 million and $329 million, respectively.

Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2010	2009	2008

Consolidated Statement of Income
Provision for (recovery of) income taxes
– Current	786	120	46
– Future	(99)	97	(117)

	687	217	(71)
Shareholders’ Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(4)	279	(53)
Gains (losses) on cash flow hedges	21	(108)	204
Impact of hedging unrealized gains (losses) on translation of net foreign operations	206	382	(881)
Other	2	(13)	(7)

Total	912	757	(808)

Components of Total Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2010	2009	2008

Canada: Current income taxes
Federal	639	544	(525)
Provincial	341	290	(217)

	980	834	(742)

Canada: Future income taxes
Federal	(20)	120	(16)
Provincial	(12)	69	(27)

	(32)	189	(43)

Total Canadian	948	1,023	(785)

Foreign: Current income taxes	34	(179)	81
Future income taxes	(70)	(87)	(104)

Total foreign	(36)	(266)	(23)

Total	912	757	(808)

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for (recovery of) income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2010		2009		2008

Combined Canadian federal and provincial income taxes at the statutory tax rate	1,086	30.4%	657	31.6%	648	32.7%
Increase (decrease) resulting from:
Tax-exempt income	(240)	(6.7)	(161)	(7.7)	(197)	(9.9)
Foreign operations subject to different tax rates	(83)	(2.3)	(212)	(10.2)	(317)	(16.0)
Change in tax rate for future income taxes	6	0.2	5	0.2	5	0.2
Intangible assets not deductible for tax purposes	3	–	8	0.3	9	0.4
Other (1)	(85)	(2.4)	(80)	(3.7)	(219)	(11.0)

Provision for (recovery of) income taxes and effective tax rate	687	19.2%	217	10.5%	(71)	(3.6)%

(1)	Includes recovery of prior years’ income taxes in the amount of $54 million in 2010, $75 million in 2009 and $160 million in 2008.

BMO Financial Group 193rd Annual Report 2010  155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between the tax benefit recognized in the financial statements and the tax benefit claimed on a tax return position is referred to as an unrecognized tax benefit (“UTB”). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits
(Canadian $ in millions)	2010	2009

Unrecognized tax benefits, beginning of year	376	417
Increases related to positions taken during prior years	–	25
Increases related to positions taken during the current year	40	40
Decreases related to positions taken during prior years	(38)	(81)
Decreases due to lapse of statute of limitations	(16)	(23)
Settlements and reassessments	(62)	(2)

Unrecognized tax benefits, end of year	300	376

As at October 31, 2010 and 2009, the balance of our UTBs recorded in Other liabilities in our Consolidated Balance Sheet, excluding any related accrual for interest, was $300 million and $376 million, respectively, all of which affects our tax rate. It is difficult to predict changes in UTBs over the next 12 months.
          We accrue applicable income tax-related penalties within income tax expense on our UTBs. We accrue applicable income tax-related interest as interest expense. As at October 31, 2010 and 2009, our accrual for interest and penalties related to income taxes, net of payments on deposit to taxing authorities, was $20 million and $17 million, respectively. There was a net increase of $3 million in the accrual for interest and penalties during the year ended October 31, 2010.
          We and our subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which we and our subsidiaries operate and the earliest tax year not yet closed by tax authorities:

Jurisdiction	Tax year

Canada	2003
United States	2004

Note 25: Earnings Per Share
Basic Earnings per Share
Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings per Share
(Canadian $ in millions, except as noted)	2010	2009	2008
Net income	2,810	1,787	1,978
Dividends on preferred shares	(136)	(120)	(73)

Net income available to common shareholders	2,674	1,667	1,905

Average number of common shares outstanding (in thousands)	559,822	540,294	502,062

Basic earnings per share (Canadian $)	4.78	3.09	3.79

Diluted Earnings per Share
Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.
Convertible Shares
In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2010, 2009 and 2008. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.
          Our Series 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.
Employee Stock Options
In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted Earnings per Share
(Canadian $ in millions, except as noted)	2010	2009	2008

Net income available to common shareholders adjusted for dilution effect	2,675	1,668	1,905

Average number of common shares outstanding (in thousands)	559,822	540,294	502,062

Convertible shares	252	253	263
Stock options potentially exercisable (1)	10,732	7,700	14,150
Common shares potentially repurchased	(7,681)	(5,934)	(9,778)

Average diluted number of common shares outstanding (in thousands)	563,125	542,313	506,697

Diluted earnings per share (Canadian $)	4.75	3.08	3.76

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,317,074, 8,244,478 and 2,818,599 with weighted-average exercise prices of $61.52, $46.92 and $60.68 for the years ended October 31, 2010, 2009 and 2008, respectively.

156  BMO Financial Group 193rd Annual Report 2010

Note 26: Operating and Geographic Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital markets products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the year ended October 31, 2009, the results of our term deposits business are included in P&C Canada rather than Private Client Group, where the business is now better aligned with P&C Canada’s retail product strategy. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO Capital Markets. Prior periods have been restated to reflect this reclassification.
Private Client Group
Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom. Effective in the year ended October 31, 2009, all of our insurance operations are included within PCG, bringing our insurance capabilities and skill sets together as part of our wealth management offering. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
          T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
          We now account for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Securitization Accounting
During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

BMO Financial Group 193rd Annual Report 2010  157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

	P&C	P&C			Corporate			United	Other
(Canadian $ in millions)	Canada	U.S.	PCG	BMO CM	Services (1)	Total	Canada	States	countries

2010 (2)
Net interest income	4,164	1,092	365	1,394	(780)	6,235	4,766	1,351	118
Non-interest revenue	1,666	332	1,880	1,885	212	5,975	4,408	1,288	279

Total Revenue	5,830	1,424	2,245	3,279	(568)	12,210	9,174	2,639	397
Provision for credit losses	502	124	7	264	152	1,049	485	573	(9)
Amortization	130	65	36	42	197	470	351	114	5
Non-interest expense	2,848	967	1,575	1,780	(50)	7,120	5,088	1,861	171

Income before taxes and non-controlling interest in subsidiaries	2,350	268	627	1,193	(867)	3,571	3,250	91	230
Income taxes	706	93	157	373	(642)	687	659	13	15
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–

Net Income	1,644	175	470	820	(299)	2,810	2,536	59	215

Average Assets	145,468	32,477	14,214	200,866	5,449	398,474	256,611	114,334	27,529

Goodwill (As at)	121	1,020	363	113	2	1,619	447	1,150	22

2009 (2)
Net interest income	3,811	1,220	353	1,528	(1,342)	5,570	3,683	1,582	305
Non-interest revenue	1,476	348	1,659	1,561	450	5,494	4,031	1,238	225

Total Revenue	5,287	1,568	2,012	3,089	(892)	11,064	7,714	2,820	530
Provision for credit losses	387	92	5	146	973	1,603	517	1,065	21
Amortization	133	79	31	44	185	472	335	132	5
Non-interest expense	2,704	963	1,538	1,700	4	6,909	4,895	1,857	157

Income before taxes and non-controlling interest in subsidiaries	2,063	434	438	1,199	(2,054)	2,080	1,967	(234)	347
Income taxes	648	148	79	326	(984)	217	351	(145)	11
Non-controlling interest in subsidiaries	–	–	–	–	76	76	55	21	–

Net Income	1,415	286	359	873	(1,146)	1,787	1,561	(110)	336

Average Assets	139,945	41,674	11,594	248,194	(2,859)	438,548	266,649	142,478	29,421

Goodwill (As at)	119	984	358	106	2	1,569	436	1,109	24

2008 (2)
Net interest income	3,428	997	376	1,048	(777)	5,072	3,659	1,110	303
Non-interest revenue	1,366	345	1,770	1,130	522	5,133	3,952	1,182	(1)

Total Revenue	4,794	1,342	2,146	2,178	(255)	10,205	7,611	2,292	302
Provision for credit losses	341	63	4	97	825	1,330	340	942	48
Amortization	133	74	23	42	163	435	312	119	4
Non-interest expense	2,600	841	1,546	1,594	(122)	6,459	4,699	1,591	169

Income before taxes and non-controlling interest in subsidiaries	1,720	364	573	445	(1,121)	1,981	2,260	(360)	81
Income taxes	567	122	147	(123)	(784)	(71)	197	(195)	(73)
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–

Net Income	1,153	242	426	568	(411)	1,978	2,008	(184)	154

Average Assets	134,402	36,507	8,658	224,289	(6,247)	397,609	236,495	129,260	31,854

Goodwill (As at)	105	1,070	349	109	2	1,635	424	1,192	19

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior years have been restated to give effect to the current year’s organizational structure and presentation changes.

158  BMO Financial Group 193rd Annual Report 2010

Note 27: Related Party Transactions
Related parties include directors, executives and their affiliates, along with joint ventures and equity-accounted investees.
Directors, Executives and Their Affiliates
Loans are available to executives at preferred rates related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $47 million and $53 million at October 31, 2010 and 2009, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.
          We provide certain banking services to our directors on the same terms that we offer to our customers for these services. Loans to directors totalled $26 million and $5 million at October 31, 2010 and 2009, respectively.
Board of Directors Compensation
Stock Option Plan
During the year ended October 31, 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 22. Options to purchase a total of 147,000 common shares were granted under the Non-Officer Director Stock Option Plan. The granting of options under this plan was discontinued effective November 1, 2003.
          Stock option expense for this plan is calculated in the same manner as employee stock option expense. The expense related to this plan was fully amortized prior to November 1, 2007.
Deferred Share Units
Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.
          Members of the Harris Financial Corp. Board of Directors are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.
          Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.
          Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $28 million and $22 million as at October 31, 2010 and 2009, respectively. Expenses for these plans are included in other expenses in our Consolidated Statement of Income and totalled $4 million, $4 million and $4 million for the years ended October 31, 2010, 2009 and 2008, respectively.
Joint Ventures and Equity-Accounted Investees
We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers for these services.
          Our common share investment in a joint venture of which we own 50% totalled $366 million as at October 31, 2010 ($335 million in 2009), which was eliminated upon proportionate consolidation.
          Our investments in entities over which we exert significant influence totalled $196 million as at October 31, 2010 ($613 million in 2009).
Employees
A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Contingent Liabilities
(a) Legal Proceedings
In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders or their successor, the Adelphia Recovery Trust (“ART”), filed a Complaint against Bank of Montreal, BMO Capital Markets Corp. (previously Harris Nesbitt Corp.), BMO Capital Markets Financing Inc. (the “BMO Defendants”), and other financial institutions. The Complaint alleged various federal statutory and common law claims and sought damages of approximately $5 billion. The action brought by the ART was settled during the year ended October 31, 2010 as against many financial institutions, including the BMO Defendants. A separate action brought by a group of plaintiffs that opted out of the settlement of a class action brought by investors in Adelphia securities remains pending against BMO Capital Markets Corp. and Bank of Montreal. Management believes that there are strong defences to this claim and will vigorously defend the action.
          BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.
          Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.
          Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.
(b) Collateral
When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $32,837 million as at October 31, 2010 ($21,905 million in 2009). The fair value of financial assets accepted as collateral that we have sold or repledged was $24,733 million as at October 31, 2010 ($15,479 million in 2009).

BMO Financial Group 193rd Annual Report 2010  159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Collateral transactions are conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to the counterparty at the end of the contract.
(c) Pledged Assets
In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2010	2009

Cash resources	3,048	965
Securities
Issued or guaranteed by Canada	14,231	11,095
Issued or guaranteed by a Canadian province, municipality or school corporation	3,087	2,986
Other securities	29,547	24,266
Mortgages, securities borrowed or purchased under resale agreements and other	29,562	31,525

Total assets pledged	79,475	70,837

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2010	2009

Assets pledged to: (1)
Clearing systems, payment systems and depositories	1,025	1,714
Bank of Canada	2,305	1,200
Foreign governments and central banks	936	1,017
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	38,097	39,796
Securities borrowing and lending	16,911	11,498
Derivatives transactions	7,620	7,000
Mortgages	9,927	5,878
Other	2,654	2,734

Total	79,475	70,837

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

(1) Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 29: Fair Value of Financial Instruments
We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
          Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
          Interest rate changes are the main cause of changes in the fair value of our financial instruments.
Financial Instruments Whose Book Value
Approximates Fair Value
Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.
Loans
In determining the fair value of our loans, we incorporate the following assumption:
•	For fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.
The value of our loan balances determined using the above assumption is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.
Securities
The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.
Derivative Instruments
The methods used to determine the fair value of derivative instruments are provided in Note 10.

160  BMO Financial Group 193rd Annual Report 2010

Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.
Subordinated Debt and Capital Trust Securities
The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.
          Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)			2010			2009

			Fair value			Fair value
	Book	Fair	over (under )	Book	Fair	over (under )
	value	value	book value	value	value	book value

Assets
Cash and cash equivalents	17,368	17,368	–	9,955	9,955	–
Interest bearing deposits with banks	3,186	3,186	–	3,340	3,340	–
Securities	123,399	123,433	34	110,813	110,831	18
Securities borrowed or purchased under resale agreements	28,102	28,102	–	36,006	36,006	–
Loans Residential mortgages	48,715	49,531	816	45,524	46,067	543
Consumer instalment and other personal	51,159	51,223	64	45,824	45,913	89
Credit cards	3,308	3,308	–	2,574	2,574	–
Businesses and governments	68,338	68,084	(254)	68,169	67,895	(274)

	171,520	172,146	626	162,091	162,449	358
Customers’ liability under acceptances	7,001	6,998	(3)	7,640	7,642	2
Allowance for credit losses	(1,878)	(1,878)	–	(1,902)	(1,902)	–

Total loans and customers’ liability under acceptances, net of allowance for credit losses	176,643	177,266	623	167,829	168,189	360
Derivative instruments	49,759	49,759	–	47,898	47,898	–
Premises and equipment	1,560	1,560	–	1,634	1,634	–
Goodwill	1,619	1,619	–	1,569	1,569	–
Intangible assets	812	812	–	660	660	–
Other assets	9,192	9,192	–	8,754	8,754	–

	411,640	412,297	657	388,458	388,836	378

Liabilities
Deposits	249,251	249,544	293	236,156	237,046	890
Derivative instruments	47,970	47,970	–	44,765	44,765	–
Acceptances	7,001	7,001	–	7,640	7,640	–
Securities sold but not yet purchased	16,438	16,438	–	12,064	12,064	–
Securities lent or sold under repurchase agreements	47,110	47,110	–	46,312	46,312	–
Other liabilities	17,414	17,496	82	15,938	15,976	38
Subordinated debt	3,776	3,947	171	4,236	4,405	169
Capital trust securities	800	823	23	1,150	1,218	68
Shareholders’ equity	21,880	21,880	–	20,197	20,197	–

	411,640	412,209	569	388,458	389,623	1,165

Total fair value adjustment			88			(787)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 193rd Annual Report 2010  161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Hierarchy
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

As at October 31 (Canadian $ in millions)			2010			2009

	Fair value measurement using			Fair value measurement using
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Trading Securities
Issued or guaranteed by:
Canadian federal government	15,932	72	–	16,607	–	–
Canadian provincial and municipal governments	3,910	5	–	2,882	–	–
U.S. federal government	8,060	–	–	3,021	–	–
U.S. states, municipalities and agencies	849	205	–	54	653	49
Other governments	1,365	–	–	1,712	–	–
Mortgage-backed securities and collateralized mortgage obligations	859	–	211	584	238	204
Corporate debt	7,419	3,595	1,358	7,313	2,293	1,476
Corporate equity	27,267	603	–	21,985	–	–

	65,661	4,480	1,569	54,158	3,184	1,729

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	14,701	–	–	17,359	–	–
Canadian provincial and municipal governments	1,442	253	–	1,688	–	–
U.S. federal government	5,658	–	–	1,111	–	–
U.S. states, municipalities and agencies	–	4,237	20	4,584	1,418	86
Other governments	9,455	587	–	8,220	9	–
Mortgage-backed securities and collateralized mortgage obligations	688	8,204	20	826	9,530	39
Corporate debt	2,959	133	1,500	1,499	1,078	1,960
Corporate equity	139	178	369	303	236	311

	35,042	13,592	1,909	35,590	12,271	2,396

Fair Value Liabilities
Securities sold but not yet purchased	16,438	–	–	12,064	–	–
Structured note liabilities	–	3,976	–	–	3,073	–

	16,438	3,976	–	12,064	3,073	–

Derivative Assets
Interest rate contracts	24	33,862	217	42	30,062	1
Foreign exchange contracts	45	10,089	–	61	9,323	–
Commodity contracts	2,207	382	–	1,160	2,330	–
Equity contracts	1,028	617	8	618	1,353	11
Credit default swaps	–	1,120	160	–	2,370	567

	3,304	46,070	385	1,881	45,438	579

Derivative Liabilities
Interest rate contracts	38	32,593	48	61	28,781	73
Foreign exchange contracts	20	9,517	–	8	9,161	–
Commodity contracts	2,087	501	–	744	2,201	–
Equity contracts	53	2,109	71	–	1,480	97
Credit default swaps	–	930	3	–	2,156	3

	2,198	45,650	122	813	43,779	173

     Certain comparative figures have been reclassified to conform with the current year’s presentation.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market inputs for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.
          Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.
          Sensitivity analysis at October 31, 2010 for the most significant Level 3 instruments is provided below.
          Within Level 3 trading securities is corporate debt of $1,242 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.
          Within Level 3 trading securities are mortgage-backed securities and collateralized mortgage obligations of $211 million. We determined the fair value of these securities based on expected discounted cash flows. The significant inputs for the valuation model include market yields and spread assumptions. The determination of market yields has the most significant impact on the valuation of these securities. The impact of assuming a 50 basis point increase or decrease in the market yield would result in a change in fair value of $(4) million and $5 million, respectively.

162  BMO Financial Group 193rd Annual Report 2010

          Within Level 3 available-for-sale corporate debt securities is a deferred purchase price amount of $633 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. Sensitivity analysis for the deferred purchase price is included in Note 8.
          Within Level 3 derivative assets and derivative liabilities was $377 million and $51 million related to the mark-to-market of credit default swaps and total return swaps on the above noted trading securities, respectively. We have determined the fair value of the structured product (securities and derivatives together), based on a model with observable and unobservable inputs. The discount margin of the underlying securities has the most significant impact on the valuation. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.
Significant Transfers
Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the years ended October 31, 2010 and 2009.
          During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.
          During the year ended October 31, 2009, the mid-term notes and associated total return swap related to our credit protection vehicle were transferred from Level 3 to Level 2 as there was improved liquidity in the inputs to our model and greater transparency of fair value as a result of our hedging transactions. Also in 2009, $23 million of trading securities, corporate debt were transferred from Level 1 to Level 3 as the securities were no longer quoted in an active market subsequent to the issuer’s bankruptcy protection filing. As at October 31, 2010, management valued these securities using discounted estimated recoverable amounts.

Changes in Level 3 Fair Value Measurements
The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2010, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

For the year ended October 31, 2010 (Canadian $ in millions)
		Change in fair value
			Included
			in other						Fair value
	Balance,		compre-				Transfers	Transfers	as at	Unrealized
	October 31,	Included in	hensive				into	out of	October 31,	gains
	2009	earnings	income	Purchases	Sales	Maturities (1)	Level 3	Level 3	2010	(losses	)(2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	49	(7)	–	–	(42)	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations	204	34	–	8	(3)	(32)	–	–	211	20
Corporate debt	1,476	(17)	–	96	–	(1)	14	(210)	1,358	10

Total trading securities	1,729	10	–	104	(45)	(33)	14	(210)	1,569	30

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	86	2	(16)	–	(52)	–	–	–	20	–
Mortgage-backed securities and collateralized mortgage obligations	39	1	–	–	–	(20)	–	–	20	1
Corporate debt	1,960	(281)	31	244	(156)	(252)	13	(59)	1,500	45
Corporate equity	311	(4)	(18)	78	(2)	(2)	6	–	369	–

Total available-for-sale securities	2,396	(282)	(3)	322	(210)	(274)	19	(59)	1,909	46

Derivative Assets
Interest rate contracts	1	20	–	196	–	–	–	–	217	217
Equity contracts	11	(34)	–	31	–	–	–	–	8	8
Credit default swaps	567	(53)	–	3	–	(357)	–	–	160	160

Total derivative assets	579	(67)	–	230	–	(357)	–	–	385	385

Derivative Liabilities
Interest rate contracts	73	–	–	–	–	(25)	–	–	48	48
Equity contracts	97	(57)	–	31	–	–	–	–	71	71
Credit default swaps	3	–	–	–	–	–	–	–	3	3

Total derivative liabilities	173	(57)	–	31	–	(25)	–	–	122	122

(1)	Includes cash settlement of derivative assets and derivative liabilities.

(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2010 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2010 are included in Accumulated Other Comprehensive Income.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 193rd Annual Report 2010  163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2009, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

For the year ended October 31, 2009 (Canadian $ in millions)
		Change in fair value
			Included
			in other						Fair value
	Balance,		compre-				Transfers	Transfers	as at	Unrealized
	October 31,	Included in	hensive				into	out of	October 31,	gains
	2008	earnings	income	Purchases	Sales	Maturities (1)	Level 3	Level 3	2009	(losses	)(2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	–	(4)	–	55	(2)	–	–	–	49	8
Mortgage-backed securities and collateralized mortgage obligations	–	8	–	232	(59)	–	23	–	204	(8)
Corporate debt	1,535	(201)	–	691	(1)	–	–	(548)	1,476	(198)

Total trading securities	1,535	(197)	–	978	(62)	–	23	(548)	1,729	(198)

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	–	(11)	(3)	116	(16)	–	–	–	86	–
Mortgage-backed securities and collateralized mortgage obligations	–	–	1	42	(4)	–	–	–	39	–
Corporate debt	2,545	(331)	41	565	(225)	–	–	(635)	1,960	(335)
Corporate equity	343	(14)	(33)	16	(1)	–	–	–	311	–

Total available-for-sale securities	2,888	(356)	6	739	(246)	–	–	(635)	2,396	(335)

Derivative Assets
Interest rate contracts	–	1	–	–	–	–	–	–	1	1
Equity contracts	35	207	–	12	–	(1)	–	(242)	11	208
Credit default swaps	1,250	(10)	–	–	–	(673)	–	–	567	567

Total derivative assets	1,285	198	–	12	–	(674)	–	(242)	579	776

Derivative Liabilities
Interest rate contracts	49	526	–	–	–	(502)	–	–	73	(73)
Equity contracts	79	(8)	–	41	–	(15)	–	–	97	9
Credit default swaps	3	–	–	–	–	–	–	–	3	(3)

Total derivative liabilities	131	518	–	41	–	(517)	–	–	173	(67)

(1)	Includes cash settlement of derivative assets and derivative liabilities.

(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2009 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2009 are included in Accumulated Other Comprehensive Income.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Other Items Measured at Fair Value
Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.
          As at October 31, 2010, we held $137 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the year ended October 31, 2010, we recorded write-downs of $90 million on these assets.

164  BMO Financial Group 193rd Annual Report 2010

Note 30:	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).
          We have included here the significant differences that would result if United States GAAP were applied in the preparation of our
Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)	2010			2009			(2)
	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease )	GAAP	GAAP	(Decrease )	GAAP

Assets
Cash and cash equivalents	17,368	–	17,368	9,955	–	9,955
Interest bearing deposits with banks (a)	3,186	(1,925)	1,261	3,340	(2,117)	1,223
Securities – Trading (b,c,d)	71,710	(2,496)	69,214	59,071	(3,901)	55,170
– Available-for-sale (b,c,d,e,o)	50,543	7,465	58,008	50,257	2,799	53,056
– Other (f)	1,146	(80)	1,066	1,485	(7)	1,478
Securities borrowed or purchased under resale agreements	28,102	–	28,102	36,006	–	36,006
Loans and customers’ liability under acceptances, net of the allowance for credit losses (a,g)	176,643	779	177,422	167,829	2,069	169,898
Derivative instruments (g)	49,759	(33,631)	16,128	47,898	(30,296)	17,602
Premises and equipment (i)	1,560	(3)	1,557	1,634	(4)	1,630
Goodwill (i,p)	1,619	(44)	1,575	1,569	(37)	1,532
Intangible assets (i)	812	–	812	660	–	660
Other assets (b,d,f,j,k,m,o,p)	9,192	6,713	15,905	8,754	6,232	14,986

Total Assets	411,640	(23,222)	388,418	388,458	(25,262)	363,196

Liabilities and Shareholders’ Equity
Deposits (g)	249,251	(2,094)	247,157	236,156	(1,298)	234,858
Derivative instruments (g)	47,970	(32,683)	15,287	44,765	(29,046)	15,719
Acceptances	7,001	–	7,001	7,640	–	7,640
Securities sold but not yet purchased	16,438	–	16,438	12,064	–	12,064
Securities lent or sold under repurchase agreements	47,110	–	47,110	46,312	–	46,312
Other liabilities (b,d,e,j,m,n)	17,414	11,076	28,490	15,938	4,483	20,421
Subordinated debt	3,776	–	3,776	4,236	–	4,236
Capital trust securities (l)	800	(800)	–	1,150	(1,150)	–
Shareholders’ equity (c,d,f,h,i,j,k,l,n,o,p) (1)	21,880	1,279	23,159	20,197	1,749	21,946

Total Liabilities and Shareholders’ Equity	411,640	(23,222)	388,418	388,458	(25,262)	363,196

(1)	Under United States GAAP, shareholders’ equity includes non-controlling interest of $2,138 million ($2,505 million in 2009).

(2)	Prior year has been restated to give effect to the adoption of the new U.S. accounting standard for non-controlling interests in consolidated financial statements (n).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Reconciliation of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)	2010	2009	2008

Net income before non-controlling interest, as reported under Canadian GAAP	2,884	1,863	2,052

Adjustments to arrive at United States GAAP:
Net Interest Income – Liabilities and equity (l)	71	80	91
Non-Interest Revenue – Merchant banking (f)	(73)	92	(2)
– Reclassification from trading securities to available-for-sale securities (c)	92	91	(183)
– Insurance (d)	13	(23)	–
– Derivatives (h)	211	3	–
– Other-than-temporary impairment (o)	(6)	–	–
Non-Interest Expense – Stock-based compensation (k)	–	(1)	(5)
– Software development costs (q)	–	–	(1)
– Pension and other employee future benefits (j)	(9)	–	6
– Goodwill and other assets (i)	–	6	5
– Business combination (p)	(8)	–	–
Income taxes and net change in income taxes (m) (including adjustments due to items listed above)	(65)	(49)	58

Net income before non-controlling interest, based on United States GAAP	3,110	2,062	2,021

Non-controlling interest in subsidiaries, as reported under Canadian GAAP	74	76	74
Adjustment to non-controlling interest to arrive at US GAAP	71	79	79

Non-controlling interest in subsidiaries, based on United States GAAP	145	155	153

Net income available to Common Shareholders, based on United States GAAP	2,965	1,907	1,868

Earnings per share: basic – Canadian GAAP net income	4.78	3.09	3.79
– United States GAAP net income	5.05	3.31	3.57

Earnings per share: diluted – Canadian GAAP net income	4.75	3.08	3.76
– United States GAAP net income	5.03	3.30	3.54

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 193rd Annual Report 2010  165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2010	2009	2008

Total Comprehensive Income, as reported under Canadian GAAP	2,651	1,639	3,260

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Reconciliation of Income	155	120	(110)
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c) (1)	(64)	(61)	123
Unrealized (gain) loss on derivatives that do not qualify as cash flow hedges under United States GAAP (h) (2)	(147)	(2)	–
Adjustment to unrealized gain (loss) on translation of net foreign operations, net of hedging activities (i)	2	5	(12)
Unrealized actuarial (loss) on pension and other employee future benefits (j) (3)	(200)	(176)	(254)
Unrealized gain on insurance securities designated as held for trading under Canadian GAAP (d) (4)	153	226	–
Adjustment to other-than-temporary impairment (o)	(2)	(16)	–

Total Comprehensive Income available to common shareholders based on United States GAAP(5)	2,548	1,735	3,007

(1)  Net of income taxes of $28 million in 2010, $30 million in 2009 and $60 million in 2008.
(2)  Net of income taxes of $64 million in 2010 and $1 million in 2009.
(3)  Net of income taxes of $71 million in 2010, $68 million in 2009 and $102 million in 2008.
(4)  Net of income taxes of $68 million in 2010 and $104 million in 2009.
(5)  Total comprehensive income is $2,693 million in 2010 ($1,890 million in 2009 and $3,160 million in 2008) including non-controlling interest of $145 million in 2010 ($155 million in 2009 and $153 million in 2008).

Reconciliation of Accumulated Other Comprehensive Loss
For the Year Ended October 31 (Canadian $ in millions)	2010	2009

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	(558)	(399)

Adjustments to arrive at United States GAAP:
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c)	(2)	62
Fair value adjusted for derivatives that do not qualify as cash flow hedges under United States GAAP (h)	(149)	(2)
Adjustment to unrealized gain on translation of net foreign operations, net of hedging activities (i)	36	34
Unrealized actuarial (loss) on pension and other employee future benefits (j)	(1,148)	(948)
Unrealized gain on insurance securities classified as held for trading under Canadian GAAP (d)	379	226
Adjustment to other-than-temporary impairment (o)	(18)	(16)

Total Accumulated Other Comprehensive Loss based on United States GAAP	(1,460)	(1,043)

(a) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in our Consolidated Balance Sheet.
(b) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(c) Reclassification from Trading Securities to Available-for-Sale Securities
During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer from trading to available-for-sale those securities for which we had a change in intent caused by market circumstances at that time to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008 at their fair value at that date. This difference will reverse as these securities are sold.
(d) Insurance Accounting
Under United States GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading securities using the fair value option.
          Under United States GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts, are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under
166  BMO Financial Group 193rd Annual Report 2010
Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian asset liability method.
          Under United States GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.
          Under both United States and Canadian GAAP, premiums from long-duration contracts are recognized in income when due and premiums, net of reinsurance, for short-duration contracts are recorded in income over the related contract period.
          Under United States GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.
(e) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet.
As a result of this difference, available-for-sale securities and other liabilities have been increased by $3,294 million and $197 million as at October 31, 2010 and 2009, respectively.
(f) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.
(g) Offsetting of Amounts Related to Certain Contracts
Under United States GAAP, our right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments are netted against the derivative instruments if they are executed with the same counterparty under a master netting agreement. Under Canadian GAAP, these amounts are not presented net. Cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. The cash collateral applied against derivative assets and derivative liabilities was $2,094 million and $1,146 million as at October 31, 2010, respectively ($1,298 million and $48 million in 2009, respectively). Also under United States GAAP, derivative assets and liabilities having valid rights of set off are reported on a net basis. Under Canadian GAAP, these derivatives assets and liabilities are reported on a gross basis. As a result of offsetting, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $31,537 million at October 31, 2010 ($28,998 million in 2009).
(h) Derivatives
Certain of our interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under United States GAAP as they do not qualify for hedge accounting. Under Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.
(i) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 was accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of fair value increments on buildings, goodwill and intangible assets associated with the acquisition. Effective
November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of the fair value increments on buildings and intangible assets under Canadian GAAP.
(j) Pension and Other Employee Future Benefits
United States GAAP requires us to recognize the excess of the fair value of our pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts are recorded in our Consolidated Balance Sheet in other assets or other liabilities. There is no change in the calculation of the pension and other employee future benefits expense. Under United States GAAP, the pre-tax amounts included in Accumulated Other Comprehensive (Income) Loss are as follows:

(Canadian $ in millions)	2010			2009
		Other employee			Other employee
	Pension	future benefits	Total	Pension	future benefits	Total

Net actuarial loss	1,445	162	1,607	1,210	130	1,340
Cost (benefit) of plan amendments	86	(25)	61	87	(30)	57

Pre-tax amounts recognized in Accumulated Other Comprehensive (Income) Loss	1,531	137	1,668	1,297	100	1,397

Since we have reclassified amounts from other assets and other liabilities to other comprehensive income, the pension and other employee benefit amounts included in other assets and other liabilities are different under United States GAAP. Under United States GAAP, amounts related to our pension benefit plans and other employee future benefit plans are recognized in our Consolidated Balance Sheet as follows:

(Canadian $ in millions)	2010			2009
	Included in	Included in	Plan funded	Included in	Included in	Plan funded
	Other assets	Other liabilities	status	Other assets	Other liabilities	status

Pension	373	(27)	346	33	(36)	(3)
Other employee future benefits	–	(908)	(908)	–	(835)	(835)

The estimated net actuarial loss and cost of plan amendments for the pension benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase in pension expense during fiscal 2011 are $92 million and $15 million, respectively. The estimated net actuarial loss and benefit of plan amendments for other employee future benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase (decrease) in other employee future benefit expense during fiscal 2011 are $6 million and $(8) million, respectively. Under Canadian GAAP, these amounts are amortized from other assets or other liabilities, on a pre-tax basis, to pension and other employee future benefit expense.
          Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the then existing differences between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(k) Stock-based Compensation
Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there was an adjustment to our Consolidated Statement of Income in the periods before fiscal 2010, when the stock-based compensation granted prior to November 1, 2005 was fully amortized.
(l) Liabilities and Equity
Under United States GAAP, certain of our capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as non-controlling interest, with payments recognized as minority interest. Under Canadian GAAP, capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.
(m) Income Taxes
In addition to the tax impact of other differences between Canadian and United States GAAP, under United States GAAP, tax rate changes do not have any impact on the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(n) Non-controlling Interests in Consolidated Financial Statements
Effective November 1, 2009, we adopted the new United States guidance on non-controlling interests in subsidiaries issued by the Financial Accounting Standards Board (“FASB”). Under this new standard, all non-controlling interests held by parties other than the parent entity are reported as equity for United States GAAP reporting purposes. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          A continuity of non-controlling interest recorded in equity for the years ended October 31, 2009 and 2010 is as follows:

(Canadian $ in millions)

Non-controlling interest in subsidiaries, November 1, 2008	2,550
Net income attributable to non-controlling interest	(155)
Change in non-controlling interest ownership	110

Non-controlling interest in subsidiaries, October 31, 2009	2,505
Net income attributable to non-controlling interest	(145)
Change in non-controlling interest ownership	(222)

Non-controlling interest in subsidiaries, October 31, 2010	2,138

(o) Other-than-Temporary Impairment
Effective May 1, 2009, we adopted the new FASB guidance that amended the impairment assessment and recognition principles of other-than-temporary impairment for debt securities and enhanced the presentation and disclosure requirements for debt and equity securities. Under the new guidance, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment charge equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.
          As a result of the adoption of this new guidance, we recorded a cumulative-effect adjustment to reclassify $24 million before tax ($16 million after tax) from retained earnings to accumulated other comprehensive income as of May 1, 2009 for United States GAAP reporting purposes.
          During the year ended October 31, 2010, we recorded total other-than-temporary impairment losses of $36 million after taxes of $15 million ($351 million after taxes of $113 million in 2009), of which $34 million ($339 million in 2009) were recorded in income and $2 million ($12 million in 2009) were recorded in accumulated other comprehensive income.
          A continuity of the credit losses recorded in income before tax on available-for-sale debt securities held at year end is as follows:

(Canadian $ in millions)	2010	2009

Balance, beginning of year	(286)	–

Credit impairments recognized in earnings on debt securities not previously determined to be impaired	(38)	(296)
Credit impairments recognized in earnings on debt securities that have previously been determined to be impaired	(3)	(13)
Reduction for securities that were sold or matured during the year	41	23

Balance, end of year	(286)	(286)

Under Canadian GAAP, impairment losses recorded against net income relating to an available-for-sale debt security may be reversed through net income if the fair value of the security increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. This is not permitted under United States GAAP.
(p) Business Combinations
Under United States GAAP, acquisition-related costs, except costs to issue debt or equity securities, are recorded as expenses in the period in which the costs are incurred. Under Canadian GAAP, acquisition-related costs are included in the cost of the purchase.
(q) Software Development Costs
Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs related to internally developed software paid to third parties were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard that eliminated this difference for software development costs incurred after October 31, 2003. There was an adjustment to our Consolidated
Statement of Income in the periods before fiscal 2009, when the software development costs capitalized prior to fiscal 2004 were fully amortized.
(r) Restricted Net Assets
Certain of our subsidiaries and equity investments are subject to regulatory requirements of the jurisdictions in which they operate. As a result, these subsidiaries and equity investees may be restricted from transferring to us our proportionate share of their assets in the form of cash dividends, loans or advances. At October 31, 2010 and 2009, restricted net assets of these subsidiaries were $6.2 billion and $5.9 billion, respectively.
Changes in Accounting Policy
Convertible Debt Instruments
Effective November 1, 2009, new guidance was issued by the FASB on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. This new guidance requires that we account for the liability and equity components separately. This guidance did not have any impact on our United States GAAP reconciliation because we do not have any convertible debt instruments, as all of our convertible preferred shares and capital trust securities are classified as equity instruments under United States GAAP.
Future Changes in Accounting Policy
Accounting for Transfers of Financial Assets
The FASB has issued a new standard on the accounting for transfers of financial assets that removes the concept of a qualifying special-purpose entity (“QSPE”). The new standard also creates more stringent conditions for reporting the transfer of a portion of a financial asset as a sale. This standard will impact some of the mortgages and credit card receivables we securitize to QSPEs. These QSPEs will be consolidated under the new guidance on the Consolidation of Variable Interest Entities (see below). This standard is effective November 1, 2010 for United States GAAP reporting purposes.
Amendments to Guidance on the Consolidation of Variable Interest Entities
The FASB has issued a new standard that changes the criteria by which an enterprise determines whether it must consolidate a variable interest entity (“VIE”). This new standard amends the existing guidance to require an enterprise to consolidate a VIE if it has both the power to direct the activities that most significantly affect the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE. Existing guidance requires an enterprise to consolidate a VIE if it absorbs a majority of the expected losses or residual returns, or both. A continuous assessment of which party must consolidate a VIE will be required, rather than an assessment only when certain trigger events occur. In addition, the new standard requires an enterprise to assess if VIEs that were previously QSPEs must be consolidated by the enterprise. We have not finalized our assessment of the impact associated with this amendment. This standard is effective November 1, 2010 for United States GAAP reporting purposes.
Credit Quality of Financing Receivables and the Allowance for Credit Losses
The FASB has issued new disclosure requirements that increase the level of disclosure about the credit quality of loans and receivables and the allowance held against them. This guidance requires the bank to provide greater levels of disaggregation for existing credit loss information. Other new disclosures include aging of past due receivables, credit quality information such as credit risk scores or external credit agency ratings, and the modification of our financing receivables. This requirement is effective November 1, 2010 for United States GAAP reporting purposes.

168  BMO Financial Group 193rd Annual Report 2010

Principal Subsidiaries

Book value of
Entities in which the bank owns more than 50%		shares owned by the bank
of the issued and outstanding voting shares	Head or principal office	(Canadian $ in millions	)

Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	148
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	256
Bank of Montreal Finance Ltd.	Toronto, Canada	27
Bank of Montreal Holding Inc.	Calgary, Canada	19,950
Bank of Montreal Holding Enterprise Inc.	Calgary, Canada
Bank of Montreal Holding Investments Inc.	Calgary, Canada
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Montreal, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,537
Bank of Montreal Mortgage Corporation	Calgary, Canada	1,832
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	–
BMO Capital Corporation	Toronto, Canada	97
BMO Funding, L.P.	Chicago, United States	171
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	523
BMO Life Insurance Company	Toronto, Canada	479
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Nevada LP	Chicago, United States	190
BMO (NS) Capital Funding Company and subsidiary	Halifax, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	118
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	836
BMO (US) Credit Corp.	Chicago, United States	12
Clark Street Holdings, LLC	Chicago, United States
BMO (US) Lending, LLC	Chicago, United States	285
Harris Financial Corp.	Chicago, United States	6,201
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Financial, Inc.	Wilmington, United States
BMO Financial Products Corp.	Wilmington, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiary	Chicago, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris Bankcorp, Inc.	Chicago, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris National Association and subsidiaries	Chicago, United States
Harris Trade Services Limited	Hong Kong, China
The Harris Bank N.A.	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States

The book values of the subsidiaries represents the total common and preferred equity value of our holdings or our partnership interest where appropriate.
We directly or indirectly own 100% of the outstanding voting shares of the above subsidiaries.

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